FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Companhia Brasileira de Distribuição

Company Information
Capital Composition	1
Individual Interim Financial Information
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Operations	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2023 to 6/30/2023	7
1/1/2022 to 6/30/2022	8
Statement of Value Added	9
Consolidated Interim Financial Information
Balance Sheet – Assets	10
Balance Sheet – Liabilities	11
Statement of Operations	12
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2023 to 6/30/2023	16
1/1/2022 to 6/30/2022	17
Statement of Value Added	18
Comments on the Company`s Performance	19
Notes to the Interim Financial Information	37
Report on review of interim financial information	91

Companhia Brasileira de Distribuição

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Number of Shares (thousand)	Current Quarter 6/30/2023
Share Capital
Common	270,139
Preferred	0
Total	270,139
Treasury Shares
Common	160
Preferred	0
Total	160

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet – Assets
Code	Description	Current Quarter 06/30/2023	Previous Year 12/31/2022
1	Total Assets	30,077,000	30,286,000
1.01	Current Assets	14,452,000	14,852,000
1.01.01	Cash and Cash Equivalents	3,066,000	3,632,000
1.01.03	Accounts Receivable	697,000	598,000
1.01.03.01	Trade Receivables	255,000	344,000
1.01.03.02	Other Receivables	442,000	254,000
1.01.04	Inventories	1,964,000	2,046,000
1.01.06	Recoverable Taxes	917,000	1,074,000
1.01.08	Other Current Assets	7,808,000	7,502,000
1.01.08.01	Assets Held for Sale	7,620,000	7,397,000
1.01.08.03	Other	188,000	105,000
1.01.08.03.04	Others assets	188,000	105,000
1.02	Noncurrent Assets	15,625,000	15,434,000
1.02.01	Long-term Assets	6,001,000	5,755,000
1.02.01.04	Accounts Receivable	905,000	726,000
1.02.01.04.02	Other Accounts Receivable	905,000	726,000
1.02.01.07	Deferred Taxes	1,259,000	890,000
1.02.01.09	Credits with Related Parties	226,000	497,000
1.02.01.10	Other Noncurrent Assets	3,611,000	3,642,000
1.02.01.10.04	Recoverable Taxes	2,830,000	2,796,000
1.02.01.10.05	Restricted deposits for legal proceedings	683,000	746,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	1,000	0
1.02.01.10.07	Other Noncurrent Assets	97,000	100,000
1.02.02	Investments	970,000	932,000
1.02.02.01	Investments in Associates	970,000	932,000
1.02.02.01.02	Investments in Subsidiaries	970,000	932,000
1.02.03	Property and Equipment, Net	6,724,000	6,826,000
1.02.03.01	Property and Equipment in Use	3,660,000	3,816,000
1.02.03.02	Leased Properties Right-of-use	3,064,000	3,010,000
1.02.04	Intangible Assets, net	1,930,000	1,921,000
1.02.04.01	Intangible Assets	1,930,000	1,921,000
1.02.04.01.02	Intangible Assets	1,629,000	1,602,000
1.02.04.01.03	Intangible Right-of-use	301,000	319,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)
Code	Description	Current Quarter 06/30/2023	Previous Year 12/31/2022
2	Total Liabilities	30,077,000	30,286,000
2.01	Current Liabilities	6,330,000	6,404,000
2.01.01	Payroll and Related Taxes	312,000	282,000
2.01.02	Trade payables, net	2,487,000	3,110,000
2.01.02.01.01	Trade payable, net	2,270,000	2,515,000
2.01.02.01.02	Trade payable, agreement	217,000	595,000
2.01.03	Taxes and Contributions Payable	259,000	340,000
2.01.04	Borrowings and Financing	1,576,000	1,001,000
2.01.05	Other Liabilities	1,469,000	1,444,000
2.01.05.01	Payables to Related Parties	199,000	446,000
2.01.05.02	Other	1,270,000	998,000
2.01.05.02.01	Dividends and interest on own capital	1,000	1,000
2.01.05.02.08	Financing Related to Acquisition of Assets	192,000	112,000
2.01.05.02.09	Deferred Revenue	39,000	27,000
2.01.05.02.12	Other Accounts Payable	523,000	370,000
2.01.05.02.17	Lease Liability	515,000	488,000
2.01.07	Liabilities related to assets held for sale	227,000	227,000
2.01.07.01	Liabilities on Non-current Assets for Sale	227,000	227,000
2.02	Noncurrent Liabilities	12,527,000	12,337,000
2.02.01	Borrowings and Financing	4,583,000	4,862,000
2.02.02	Other Liabilities	5,021,000	4,765,000
2.02.02.01	Liabilities with related parties	0	23,000
2.02.02.01.04	Debts with Others Related Parties	0	23,000
2.02.02.02	Others	5,021,000	4,742,000
2.02.02.02.03	Taxes payable in installments	80,000	55,000
2.02.02.02.07	Other Noncurrent Liabilities	389,000	282,000
2.02.02.02.08	Provision for Losses on Investments in Associates	891,000	863,000
2.02.02.02.09	Lease Liability	3,661,000	3,542,000
2.02.04	Provisions	2,838,000	2,613,000
2.02.06	Deferred Revenue	85,000	97,000
2.03	Shareholders’ Equity	11,220,000	11,545,000
2.03.01	Share Capital	8,466,000	5,861,000
2.03.02	Capital Reserves	20,000	318,000
2.03.02.04	Stock Option	20,000	316,000
2.03.02.07	Capital Reserve	0	2,000
2.03.04	Earnings Reserve	5,265,000	7,290,000
2.03.04.01	Legal Reserve	190,000	705,000
2.03.04.05	Retention of Profits Reserve	149,000	231,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	2,326,000
2.03.04.12	Transactions with non-controlling interests	1,717,000	1,444,000
2.03.05	Retained Earnings/ Accumulated Losses	-845,000	-172,000
2.03.08	Other comprehensive income	-1,686,000	-1,752,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter 04/01/2023 to 06/30/2023	Year to date current period 01/01/2023 to 06/30/2023	Previous Quarter 04/01/2022 to 06/30/2022	Year to date previous period 01/01/2022 to 06/30/2022
3.01	Net operating revenue	4,710,000	9,158,000	3,951,000	7,564,000
3.02	Cost of sales	-3,544,000	-6,921,000	-2,895,000	-5,527,000
3.03	Gross Profit	1,166,000	2,237,000	1,056,000	2,037,000
3.04	Operating Income/Expenses	-1,148,000	-2,182,000	-1,048,000	-2,015,000
3.04.01	Selling Expenses	-789,000	-1,532,000	-657,000	-1,237,000
3.04.02	General and administrative expenses	-122,000	-240,000	-127,000	-261,000
3.04.05	Other Operating Expenses	-278,000	-575,000	-256,000	-487,000
3.04.05.01	Depreciation and Amortization	-252,000	-498,000	-208,000	-421,000
3.04.05.03	Other operating expenses, net	-26,000	-77,000	-48,000	-66,000
3.04.06	Share of Profit of associates	41,000	165,000	-8,000	-30,000
3.05	Profit from operations before net financial expenses	18,000	55,000	8,000	22,000
3.06	Net Financial expenses	-339,000	-671,000	-248,000	-482,000
3.07	Income (loss) before income tax and social contribution	-321,000	-616,000	-240,000	-460,000
3.08	Income tax and social contribution	67,000	196,000	87,000	216,000
3.08.01	Current	-81,000	-96,000	44,000	-208,000
3.08.02	Deferred	148,000	292,000	43,000	424,000
3.09	Net Income from continued operations	-254,000	-420,000	-153,000	-244,000
3.10	Net Income (loss) from discontinued operations	-171,000	-253,000	-20,000	1,470,000
3.10.01	Net Income (loss) from Discontinued Operations	-171,000	-253,000	-20,000	1,470,000
3.11	Net Income for the period	-425,000	-673,000	-173,000	1,226,000
3.99.01.01	ON	-1.57420	-2.49279	-0.64259	4.55390
3.99.01.02	PN
3.99.02.01	ON	-1.57420	-2.49279	-0.64060	4.54926
3.99.02.02	PN

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income
Code	Description	Current Quarter 04/01/2023 to 06/30/2023	Year to date current period 01/01/2023 to 06/30/2023	Previous Quarter 04/01/2022 to 06/30/2022	Year to date previous period 01/01/2022 to 06/30/2022
4.01	Net income for the Period	-425,000	-673,000	-173,000	1,226,000
4.02	Other Comprehensive Income	152,000	66,000	-19,000	-929,000
4.02.02	Foreign Currency Translation	148,000	67,000	-18,000	-934,000
4.02.08	Other Comprehensive Income	4,000	-1,000	-1,000	5,000
4.03	Total Comprehensive Income for the Period	-273,000	-607,000	-192,000	297,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)
Code	Description	Year to date current period 01/01/2023 to 06/30/2023	Year to date previous period 01/01/2022 to 06/30/2022
6.01	Net Cash Operating Activities	184,000	-1,365,000
6.01.01	Cash Provided by the Operations	291,000	-68,000
6.01.01.01	Net Income for the Period	-673,000	1,226,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	-368,000	28,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-28,000	-2,698,000
6.01.01.04	Depreciation/Amortization	557,000	523,000
6.01.01.05	Interest and Inflation Adjustments	816,000	710,000
6.01.01.06	Adjustment to Present Value	1,000	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	-165,000	30,000
6.01.01.08	Provision for Risks	181,000	256,000
6.01.01.10	Share-based Payment	10,000	11,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.2 anda 8.1)	2,000	0
6.01.01.13	Allowance for obsolescence and damages (Note 9.2)	0	-56,000
6.01.01.15	Deferred Revenue	-15,000	-10,000
6.01.01.16	Loss or gain on lease liabilities (Note 22.2)	-27,000	-88,000
6.01.01.18	Gain in disposal of subsidiaries	0	1,000
6.01.02	Changes in Assets and Liabilities	-107,000	-1,297,000
6.01.02.01	Accounts Receivable	86,000	31,000
6.01.02.02	Inventories	82,000	389,000
6.01.02.03	Recoverable Taxes	121,000	342,000
6.01.02.04	Other Assets	-22,000	-263,000
6.01.02.05	Related Parties	31,000	-427,000
6.01.02.06	Restricted Deposits for Legal Proceeding	50,000	-7,000
6.01.02.07	Trade Payables	-623,000	-1,381,000
6.01.02.08	Payroll and Related Taxes	29,000	-81,000
6.01.02.09	Taxes and Social Contributions Payable	-64,000	-59,000
6.01.02.10	Payments of provision for risk	-73,000	-99,000
6.01.02.11	Deferred Revenue	14,000	37,000
6.01.02.12	Other Payables	22,000	-416,000
6.01.02.15	Received Dividends and Interest on own capital	240,000	637,000
6.02	Net Cash of Investing Activities	-138,000	941,000
6.02.02	Acquisition of Property and Equipment (Note 14.4)	-304,000	-383,000
6.02.03	Increase in Intangible Assets (Note 15.3)	-53,000	-73,000
6.02.04	Sales of Property and Equipment	219,000	1,385,000
6.02.10	Net Cash from Incorporations	0	12,000
6.03	Net Cash of Financing Activities	-612,000	-1,999,000
6.03.01	Capital Increase	0	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	484,000	0
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-397,000	-1,087,000
6.03.04	Interest Paid	-244,000	-282,000
6.03.05	Payment of Dividends	0	-95,000
6.03.07	Acquisition of companies	-3,000	-2,000
6.03.09	Payment of lease liability	-452,000	-534,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-566,000	-2,423,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	3,632,000	4,662,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,066,000	2,239,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 06/30/2023
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.04	Capital Transactions with Shareholders	2,605,000	-298,000	-2,025,000	0	0	282,000
5.04.03	Share based expenses (Note 24)	0	10,000	0	0	0	10,000
5.04.11	Hyperinflationary economy effect	0	0	378,000	0	0	378,000
5.04.13	Disco subsidiary PUT valuation	0	0	-106,000	0	0	-106,000
5.04.14	Capital Reduction (Note 24)	2,605,000	-308,000	-2,297,000	0	0	0
5.04.15	Dividends declared to non-controlling interests (Note 24.4)	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	-673,000	66,000	-607,000
5.05.01	Net Income for the Period	0	0	0	-673,000	0	-673,000
5.05.02	Other Comprehensive Income	0	0	0	0	66,000	66,000
5.05.02.04	Foreign currency translation	0	0	0	0	67,000	67,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-1,000	-1,000
5.07	Closing Balance	8,466,000	20,000	5,265,000	-845,000	-1,686,000	11,220,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 06/30/2022
R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.04	Capital Transactions with Shareholders	1,000	11,000	331,000	0	0	343,000
5.04.01	Capital Increases (Note 24)	1,000	0	0	0	0	1,000
5.04.03	Share based expenses (Note 24)	0	11,000	0	0	0	11,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	344,000	0	0	344,000
5.04.15	Dividends declared to non-controlling interests (Note 24.4)	0	0	0	0	0	0
5.04.16	Others	0	0	1,000	0	0	1,000
5.05	Total Comprehensive Income	0	0	0	1,226,000	-929,000	297,000
5.05.01	Net Income for the Period	0	0	0	1,226,000	0	1,226,000
5.05.02	Other Comprehensive Income	0	0	0	0	-929,000	-929,000
5.05.02.04	Foreign currency translation	0	0	0	0	-934,000	-934,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	5,000	5,000
5.06	Internal Changes of Shareholders’ Equity	0	0	246,000	-266,000	0	-20,000
5.06.01	Reserves Constitution (Note 24)	0	0	266,000	-266,000	0	0
5.06.05	Transactions with Non-controlling Interests	0	0	-20,000	0	0	-20,000
5.07	Closing Balance	5,860,000	302,000	7,502,000	960,000	-355,000	14,269,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added
R$ (in thousands)
Code	Description	Year to date current period 01/01/2023 to 06/30/2023	Year to date previous period 01/01/2022 to 06/30/2022
7.01	Revenues	10,252,000	8,070,000
7.01.01	Sales of Goods, Products and Services	9,802,000	8,039,000
7.01.02	Other Revenues	446,000	31,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	4,000	0
7.02	Products Acquired from Third Parties	-8,237,000	-6,461,000
7.02.01	Costs of Products, Goods and Services Sold	-6,706,000	-5,418,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,531,000	-1,043,000
7.03	Gross Value Added	2,015,000	1,609,000
7.04	Retention	-555,000	-464,000
7.04.01	Depreciation and Amortization	-555,000	-464,000
7.05	Net Value Added Produced	1,460,000	1,145,000
7.06	Value Added Received in Transfer	87,000	1,704,000
7.06.01	Share of Profit of Subsidiaries and Associates	165,000	-30,000
7.06.02	Financial Revenue	175,000	264,000
7.06.03	Other	-253,000	1,470,000
7.07	Total Value Added to Distribute	1,547,000	2,849,000
7.08	Distribution of Value Added	1,547,000	2,849,000
7.08.01	Personnel	1,141,000	899,000
7.08.01.01	Direct Compensation	712,000	619,000
7.08.01.02	Benefits	150,000	154,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	70,000	49,000
7.08.01.04	Other	209,000	77,000
7.08.02	Taxes, Fees and Contributions	210,000	-52,000
7.08.02.01	Federal	-197,000	-311,000
7.08.02.02	State	341,000	191,000
7.08.02.03	Municipal	66,000	68,000
7.08.03	Value Distributed to Providers of Capital	869,000	776,000
7.08.03.01	Interest	853,000	755,000
7.08.03.02	Rentals	16,000	21,000
7.08.04	Value Distributed to Shareholders	-673,000	1,226,000
7.08.04.01	Interest on shareholders' equity	0	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-673,000	1,212,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets
R$ (in thousands)
Code	Description	Current Quarter 06/30/2023	Previous Year 12/31/2022
1	Total Assets	44,398,000	43,839,000
1.01	Current Assets	28,951,000	28,559,000
1.01.01	Cash and Cash Equivalents	3,217,000	3,751,000
1.01.03	Accounts Receivable	761,000	696,000
1.01.03.01	Trade Receivables	292,000	417,000
1.01.03.02	Other Receivables	469,000	279,000
1.01.04	Inventories	1,965,000	2,046,000
1.01.06	Recoverable Taxes	949,000	1,114,000
1.01.08	Other Current Assets	22,059,000	20,952,000
1.01.08.01	Non-Current Assets for Sale	21,870,000	20,843,000
1.01.08.03	Other	189,000	109,000
1.01.08.03.04	Others assets	189,000	109,000
1.02	Noncurrent Assets	15,447,000	15,280,000
1.02.01	Long-term Assets	5,875,000	5,617,000
1.02.01.04	Accounts Receivable	905,000	727,000
1.02.01.04.02	Other Accounts Receivable	905,000	727,000
1.02.01.07	Deferred Taxes	1,289,000	922,000
1.02.01.09	Credits with Related Parties	46,000	301,000
1.02.01.10	Other Noncurrent Assets	3,635,000	3,667,000
1.02.01.10.04	Recoverable Taxes	2,851,000	2,808,000
1.02.01.10.05	Restricted deposits for legal proceedings	686,000	759,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	1,000	0
1.02.01.10.07	Other Noncurrent Assets	97,000	100,000
1.02.02	Investments	837,000	833,000
1.02.02.01	Investments in Associates	837,000	833,000
1.02.03	Property and Equipment, Net	6,741,000	6,844,000
1.02.03.01	Property and Equipment in Use	3,673,000	3,829,000
1.02.03.02	Leased Properties Right-of-use	3,068,000	3,015,000
1.02.04	Intangible Assets, net	1,994,000	1,986,000
1.02.04.01	Intangible Assets	1,994,000	1,986,000
1.02.04.01.02	Intangible Assets	1,693,000	1,667,000
1.02.04.01.03	Intangible Right-of-use	301,000	319,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)
Code	Description	Current Quarter	Previous Year
		06/30/2023	12/31/2022
2	Total Liabilities	44,398,000	43,839,000
2.01	Current Liabilities	18,140,000	17,747,000
2.01.01	Payroll and Related Taxes	317,000	294,000
2.01.02	Trade payables, net	2,505,000	3,123,000
2.01.02.01.01	Trade payable, net	2,288,000	2,528,000
2.01.02.01.02	Trade payable, agreement	217,000	595,000
2.01.03	Taxes and Contributions Payable	261,000	363,000
2.01.04	Borrowings and Financing	1,576,000	1,001,000
2.01.05	Other Liabilities	1,500,000	1,479,000
2.01.05.01	Payables to Related Parties	87,000	335,000
2.01.05.02	Other	1,413,000	1,144,000
2.01.05.02.01	Dividends and interest on own capital	1,000	1,000
2.01.05.02.08	Financing Related to Acquisition of Assets	192,000	112,000
2.01.05.02.09	Deferred Revenue	167,000	156,000
2.01.05.02.12	Lease liability	537,000	385,000
2.01.05.02.17	Lease Liability	516,000	490,000
2.01.07	Liabilities related to assets held for sale	11,981,000	11,487,000
2.01.07.01	Liabilities on Non-current Assets for Sale	11,981,000	11,487,000
2.02	Noncurrent Liabilities	12,539,000	12,359,000
2.02.01	Borrowings and Financing	4,583,000	4,862,000
2.02.02	Other Liabilities	5,026,000	4,771,000
2.02.02.01	Liabilities with related parties	0	23,000
2.02.02.01.04	Debts with Others Related Parties	0	23,000
2.02.02.02	Others	5,026,000	4,748,000
2.02.02.02.03	Taxes payable in installments	80,000	55,000
2.02.02.02.07	Other Noncurrent Liabilities	389,000	283,000
2.02.02.02.08	Provision for Losses on Investments in Associates	892,000	863,000
2.02.02.02.09	Other Payable Accounts	3,665,000	3,547,000
2.02.03	Deferred taxes	4,000	0
2.02.04	Provisions	2,841,000	2,629,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	2,841,000	2,629,000
2.02.06	Profits and Revenues to be Appropriated	85,000	97,000
2.03	Shareholders’ Equity	13,719,000	13,733,000
2.03.01	Share Capital	8,466,000	5,861,000
2.03.02	Capital Reserves	20,000	318,000
2.03.02.04	Stock Option	20,000	316,000
2.03.02.07	Capital Reserve	0	2,000
2.03.04	Earnings Reserve	5,265,000	7,290,000
2.03.04.01	Legal Reserve	190,000	705,000
2.03.04.05	Retention of Profits Reserve	149,000	231,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	2,326,000
2.03.04.12	Transactions with non-controlling interests	1,717,000	1,444,000
2.03.05	Retained Earnings/ Accumulated Losses	-845,000	-172,000
2.03.08	Other comprehensive income	-1,686,000	-1,752,000
2.03.09	Non-Controlling interests	2,499,000	2,188,000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolitade Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter	Year to date current period	Previous Quarter	Year to date previous period
		04/01/2023 to	01/01/2022 to	04/01/2022 to	01/01/2022 to
		06/30/2023	06/30/2022	06/30/2022	06/30/2022
3.01	Net operating revenue	4,755,000	9,251,000	4,188,000	8,098,000
3.02	Cost of sales	-3,573,000	-6,973,000	-3,073,000	-5,931,000
3.03	Gross Profit	1,182,000	2,278,000	1,115,000	2,167,000
3.04	Operating Income/Expenses	-1,233,000	-2,434,000	-1,168,000	-2,259,000
3.04.01	Selling Expenses	-793,000	-1,526,000	-697,000	-1,328,000
3.04.02	General and administrative expenses	-133,000	-264,000	-145,000	-297,000
3.04.05	Other Operating Expenses	-280,000	-580,000	-267,000	-513,000
3.04.05.01	Depreciation and Amortization	-254,000	-504,000	-218,000	-442,000
3.04.05.03	Other operating expenses, net	-26,000	-76,000	-49,000	-71,000
3.04.06	Share of Profit of associates	-27,000	-64,000	-59,000	-121,000
3.05	Profit from operations before net financial expenses	-51,000	-156,000	-53,000	-92,000
3.06	Net Financial expenses	-338,000	-670,000	-254,000	-491,000
3.07	Income (loss) before income tax and social contribution	-389,000	-826,000	-307,000	-583,000
3.08	Income tax and social contribution	68,000	190,000	95,000	223,000
3.08.01	Current	-81,000	-98,000	45,000	-209,000
3.08.02	Deferred	149,000	288,000	50,000	432,000
3.09	Net Income from continued operations	-321,000	-636,000	-212,000	-360,000
3.10	Net Income (loss) from discontinued operations	-31,000	89,000	88,000	1,661,000
3.10.01	Net Income (loss) from Discontinued Operations	-31,000	89,000	88,000	1,661,000
3.11	Net Income for the period	-352,000	-547,000	-124,000	1,301,000
3.11.01	Attributable to Controlling Shareholders - continued operations	-425,000	-673,000	-173,000	1,226,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operations	73,000	126,000	49,000	75,000
3.99.01.01	ON	-1.57420	-2.49279	-0.64259	4.55390
3.99.01.02	PN
3.99.02.01	ON	-1.57420	-2.49279	-0.64060	4.54926
3.99.02.02	PN

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2023 to 06/30/2023	Year to date current period 01/01/2023 to 06/30/2023	Current Quarter 04/01/2023 to 06/30/2023	Year to date previous period 01/01/2022 to 06/30/2022
4.01	Net income for the Period	-352,000	-547,000	-124,000	1,301,000
4.02	Other Comprehensive Income	269,000	215,000	-25,000	-1,162,000
4.02.02	Foreign Currency Translation	265,000	216,000	-23,000	-1,165,000
4.02.08	Other Comprehensive Income	4,000	-1,000	-2,000	3,000
4.03	Total Comprehensive Income for the Period	-83,000	-332,000	-149,000	139,000
4.03.01	Attributable to Controlling Shareholders	-273,000	-607,000	-192,000	297,000
4.03.02	Attributable to Non-Controlling Shareholders	190,000	275,000	43,000	-158,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2023 to 06/30/2023	Year to date previous period 01/01/2022 to 06/30/2022
6.01	Net Cash Operating Activities	-484,000	-3,033,000
6.01.01	Cash Provided by the Operations	1,045,000	634,000
6.01.01.01	Net Income for the Period	-547,000	1,301,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	-280,000	52,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-17,000	-2,652,000
6.01.01.04	Depreciation/Amortization	565,000	958,000
6.01.01.05	Interest and Inflation Adjustments	1,088,000	851,000
6.01.01.06	Adjustment to Present Value	1,000	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	119,000	143,000
6.01.01.08	Provision for Risks	170,000	269,000
6.01.01.09	Provision for Write-off and impairment	0	-4,000
6.01.01.10	Share-based Payment	10,000	11,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.2 anda 8.1)	14,000	22,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.2)	5,000	-55,000
6.01.01.15	Deferred Revenue	-48,000	-114,000
6.01.01.16	Loss or gain on lease liabilities (Note 22.2)	-35,000	-148,000
6.01.01.18	Gain in disposal of subsidiaries	0	1,000
6.01.02	Changes in Assets and Liabilities	-1,529,000	-3,667,000
6.01.02.01	Accounts Receivable	148,000	131,000
6.01.02.02	Inventories	-11,000	-225,000
6.01.02.03	Recoverable Taxes	12,000	110,000
6.01.02.04	Other Assets	38,000	-226,000
6.01.02.05	Related Parties	-9,000	-404,000
6.01.02.06	Restricted Deposits for Legal Proceeding	59,000	-8,000
6.01.02.07	Trade Payables	-1,770,000	-2,544,000
6.01.02.08	Payroll and Related Taxes	9,000	-131,000
6.01.02.09	Taxes and Social Contributions Payable	65,000	238,000
6.01.02.10	Payments of provision for risk	-80,000	-109,000
6.01.02.11	Deferred Revenue	15,000	14,000
6.01.02.12	Other Payables	-15,000	-332,000
6.01.02.13	Income Tax and Social contribution,paid	-10,000	-181,000
6.01.02.15	Received Dividends and Interest on own capital	20,000	0
6.02	Net Cash of Investing Activities	-441,000	741,000
6.02.02	Acquisition of Property and Equipment (Note 14.4)	-561,000	-533,000
6.02.03	Increase in Intangible Assets (Note 15.3)	-77,000	-96,000
6.02.04	Sales of Property and Equipment	225,000	1,401,000
6.02.09	Net cash from discontinueted subsidiaries	-28,000	-31,000
6.03	Net Cash of Financing Activities	72,000	-1,867,000
6.03.01	Capital Increase	0	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	1,689,000	618,000
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-521,000	-1,227,000
6.03.04	Interest Paid	-334,000	-318,000
6.03.05	Payment of Dividends	-84,000	-173,000
6.03.07	Acquisition of companies	-3,000	-2,000
6.03.08	Transactions with Non-controlling Interest	0	-3,000
6.03.09	Payment of lease liability	-675,000	-763,000
6.04	Exchange rate changes in cash and cash equivalents	63,000	-197,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-790,000	-4,356,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	5,621,000	8,274,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,831,000	3,918,000

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Consolidated Interim Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 06/30/2023
R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.04	Capital Transactions with Shareholders	2,605,000	-298,000	-2,025,000	0	0	282,000	36,000	318,000
5.04.03	Share based expenses (Note 24)	0	10,000	0	0	0	10,000	0	10,000
5.04.11	Hyperinflationary economy effect	0	0	378,000	0	0	378,000	11,000	389,000
5.04.12	Fair value of deconsolidated investment	0	0	0	0	0	0	0	0
5.04.13	Disco subsidiary PUT valuation	0	0	-106,000	0	0	-106,000	104,000	-2,000
5.04.14	Capital Reduction (Note 24)	2,605,000	-308,000	-2,297,000	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests (Note 24.4)	0	0	0	0	0	0	-79,000	-79,000
5.05	Total Comprehensive Income	0	0	0	-673,000	66,000	-607,000	275,000	-332,000
5.05.01	Net Income for the Period	0	0	0	-673,000	0	-673,000	126,000	-547,000
5.05.02	Other Comprehensive Income	0	0	0	0	66,000	66,000	149,000	215,000
5.05.02.04	Foreign currency translation	0	0	0	0	67,000	67,000	149,000	216,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-1,000	-1,000	0	-1,000
5.07	Closing Balance	8,466,000	20,000	5,265,000	-845,000	-1,686,000	11,220,000	2,499,000	13,719,000

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Consolidated Interim Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 06/30/2022
R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5.859.000	291.000	6.925.000	0	574.000	13.649.000	2.731.000	16.380.000
5.03	Adjusted opening balance	5.859.000	291.000	6.925.000	0	574.000	13.649.000	2.731.000	16.380.000
5.04	Capital Transactions with Shareholders	1.000	11.000	331.000	0	0	343.000	-63.000	280.000
5.04.01	Capital Increases (Note 24)	1.000	0	0	0	0	1.000	0	1.000
5.04.03	Share based expenses (Note 24)	0	11.000	0	0	0	11.000	0	11.000
5.04.07	Interest on own Capital	0	0	-14.000	0	0	-14.000	0	-14.000
5.04.11	Hyperinflationary economy effect	0	0	344.000	0	0	344.000	9.000	353.000
5.04.15	Dividends declared to non-controlling interests (Note 24.4)	0	0	0	0	0	0	-69.000	-69.000
5.04.16	Others	0	0	1.000	0	0	1.000	-3.000	-2.000
5.05	Total Comprehensive Income	0	0	0	1.226.000	-929.000	297.000	-158.000	139.000
5.05.01	Net Income for the Period	0	0	0	1.226.000	0	1.226.000	75.000	1.301.000
5.05.02	Other Comprehensive Income	0	0	0	0	-929.000	-929.000	-233.000	-1.162.000
5.05.02.04	Foreign currency translation	0	0	0	0	-934.000	-934.000	-231.000	-1.165.000
5.05.02.06	Other Comprehensive Income	0	0	0	0	5.000	5.000	-2.000	3.000
5.06	Internal Changes of Shareholders’ Equity	0	0	246.000	-266.000	0	-20.000	4.000	-16.000
5.06.01	Reserves Constitution (Note 24)	0	0	266.000	-266.000	0	0	0	0
5.06.05	Transactions with Non-controlling Interests	0	0	-20.000	0	0	-20.000	4.000	-16.000
5.07	Closing Balance	5.860.000	302.000	7.502.000	960.000	-355.000	14.269.000	2.514.000	16.783.000

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ITR – Interim Financial Information – June 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added
R$ (in thousands)

Code	Description	Year to date current period 01/01/2023 to 06/30/2023	Year to date previous period 01/01/2022 to 06/30/2022
7.01	Revenues	10,348,000	8,636,000
7.01.01	Sales of Goods, Products and Services	9,898,000	8,605,000
7.01.02	Other Revenues	446,000	31,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	4,000	0
7.02	Products Acquired from Third Parties	-8,300,000	-6,925,000
7.02.01	Costs of Products, Goods and Services Sold	-6,764,000	-5,811,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,536,000	-1,114,000
7.03	Gross Value Added	2,048,000	1,711,000
7.04	Retention	-562,000	-485,000
7.04.01	Depreciation and Amortization	-562,000	-485,000
7.05	Net Value Added Produced	1,486,000	1,226,000
7.06	Value Added Received in Transfer	202,000	1,802,000
7.06.01	Share of Profit of Subsidiaries and Associates	-64,000	-121,000
7.06.02	Financial Revenue	177,000	262,000
7.06.03	Other	89,000	1,661,000
7.07	Total Value Added to Distribute	1,688,000	3,028,000
7.08	Distribution of Value Added	1,688,000	3,028,000
7.08.01	Personnel	1,152,000	958,000
7.08.01.01	Direct Compensation	720,000	659,000
7.08.01.02	Benefits	151,000	161,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	71,000	52,000
7.08.01.04	Other	210,000	86,000
7.08.01.04.01	Profit (cost) sharing	210,000	86,000
7.08.02	Taxes, Fees and Contributions	212,000	10,000
7.08.02.01	Federal	-191,000	-265,000
7.08.02.02	State	336,000	205,000
7.08.02.03	Municipal	67,000	70,000
7.08.03	Value Distributed to Providers of Capital	871,000	759,000
7.08.03.01	Interest	854,000	762,000
7.08.03.02	Rentals	17,000	-3,000
7.08.04	Value Distributed to Shareholders	-547,000	1,301,000
7.08.04.01	Interest on shareholders' equity	0	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-673,000	1,212,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	126,000	75,000

17

EARNINGS

RELEASE

2Q23

July 26, 2023

PCAR
B3 LISTED NM

CBD
LISTED
NYSE

Conference call about the 2Q23 Earnings

Thursday

July 27, 2023

10:00 am (Brasília)

09:00 am (NY)

02:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

RELEASE OF EARNINGS

2Q23

São Paulo, July 26, 2023

GPA [B3: PCAR3; NYSE: CBD] announces the results for the 2nd quarter of 2023 (2Q23).

As a result of the process of discontinuing the activities of the Extra hypermarkets and Almacenes Éxito S.A. (“Éxito”), as disclosed in the material facts and notices to the market, the activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly, net sales, as well as other income and balance sheet lines, were retrospectively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the result of continued operations, unless otherwise indicated. Comparisons are for the same period in 2022, except where indicated. Results include the effects of IFRS 16/CPC 06 (R2), except where otherwise indicated.

New GPA Brazil(2) with strong double-digit growth and acceleration of market share gain. Pão de Açúcar banner reaches 8.6% increase in same-store sales

•	Gross revenue from operations reached R$5.1 billion, an increase of 14.7%;
o	Gross revenue (ex gas stations) totaled R$4.7 billion, an increase of 16.7%;
o	Same store sales (ex gas stations) increased by 6.4%, with emphasis on the Pão de Açúcar banner, which grew by 8.6%, with an improvement for the fifth consecutive quarter;
o	Constant market share gains since Sep/22 with acceleration after Mar/23, reaching an increase of 0.8 p.p in 2Q23 vs. self-service market.
•	Gross profit reached R$1.2 billion with margin of 24.8%, 0.4 p.p. higher than 1Q23;
•	Adjusted EBITDA(2) totaled R$299 million, with an EBITDA margin of 6.3%, 0.3 p.p. above 1Q23;
•	GPA Brazil's Operating Cash Generation reaches R$245 million, an increase of 48.4%;
•	Net debt reaches R$2.9 billion, down R$1.5 billion vs. 2Q22 and R$ 100 million vs. 1Q23. Cash position of R$3.2 billion, corresponding to 2.0x short-term debt.

(1) Operating income before interest, taxes, depreciation, and amortization adjusted by Other Operating Income and Expenses

(2) GPA Brazil, excludes impacts of the international perimeter (Cnova)

(3) Includes results from the discontinued operations of hypermarkets and Grupo Éxito (Colombia, Uruguay, and Argentina)

(4) Considers continued and discontinued operations

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Grupo Éxito and status of the segregation transaction

•	As of 1Q23, after approval of the Level II Brazilian Depositary Receipts (“BDRs”) program, Grupo Éxito started to report its results separately from GPA to the CVM and through its investor relations website. The result for the 2Q23 will be released on July 31, 2023;
•	The operational preview for Grupo Éxito’s 2Q23, disclosed by material fact, can be accessed through the CVM portal or the company’s Investor Relations website;
•	On July 25, 2023, the segregation of the businesses of GPA and Grupo Éxito achieved another important milestone, with the declaration of effectiveness of the Éxito form 20-F by the U.S. Securities and Exchange Commission (“SEC”). As a result, Éxito becomes a public company in Colombia, Brazil and the United States;
•	The effective implementation of the segregation still depends on the completion of the authorization process by the Colombian regulatory bodies and subsequent communication with the effective date of distribution of Éxito shares, expected to occur in the middle of the third trimester of 2023.

3

Message from the CEO

Five quarters after the start of the turnaround plan, with emphasis on the six strategic pillars of the New GPA, we presented a positive evolution in our businesses in the second quarter, as a reflection of the decisions taken over the last few months. Despite the market consumption cooling scenario, same-store sales grew by 6.4%, with growth of 8.6% at Pão de Açúcar, leveraged by the strategy to increase penetration in the perishables category, as a result of the improved quality of the assortment with competitiveness.

After a series of adjustments carried out over the last few quarters, Pão de Açúcar is beginning to respond more consistently with its new value proposition. In this quarter, we captured new customers, including the growth of the Premium & Valuable customer base – which have higher frequency and monthly spending - by 10.3%, leveraged by the relaunch of the Pão de Açúcar Mais loyalty program.

We continue to expand our market share gains, a trend that has been evolving since September 2022, both in the self-service market and in the total market, which includes cash and carry formats. It was 0.8 p.p. of gain compared to 2Q22, with greater evolution in the premium format with the Pão de Açúcar banner.

We also continued to make progress in increasing the level of satisfaction of our customers, with an improvement of 15 points in the NPS compared to the same period last year, as a result of the strong work we have carried out to increase the availability of products in stores, with a reduction in stockout levels and the review of the assortment.

The expansion project is still in progress, focusing on the proximity format with Minuto Pão de Açúcar banner. We opened 23 stores in 2Q23, reaching 101 units inaugurated since the beginning of 2022. In Digital, we recorded a GMV increase of 9.8%, with the maintenance of the improvement in profitability of the online business.

We are very pleased with the customer's response and its consequent impact on the advancement of our results, which confirms our strategic orientation and the commitment of the entire team to carrying out consistent work, with focus and discipline. We know that we are on the right path, in the search for sustainable and profitable results.

Marcelo Pimentel
GPA CEO

4

Sales Performance

New GPA Brazil and Consolidated GPA

Acceleration of same-store sales of the Pão de Açúcar banner

(1) Revenues mainly from commercial centers rentals agreements, Stix Fidelidade, Cheftime and James Delivery

(2) To reflect the calendar effect, 30bps were added in 1Q23

Total consolidated GPA Brazil sales reached R$5.1 billion in 2Q23 and, excluding service stations, R$4.7 billion, resulting in a 16.7% growth, driven by the 19.6% growth of the Pão de Açúcar banner.

In the Pão de Açúcar banner, same-store sales growth reached 8.6% (vs. 7.5% in 1Q23) with improvement for the fifth consecutive quarter, mainly driven by the progress in the strategy to increase perishables penetration. The main highlights at the banner were the increases in the categories of fruits & vegetables and butchery after a series of adjustments over the last few quarters through the refresh project, which allowed the banner to offer a better quality of assortment with competitiveness. The share of perishables in the banner's revenue increased by 1.0 p.p. compared to the same period last year. This quarter also saw the completion of the assortment review initiated in 4Q22, a process that revised the banner's complete assortment in terms of SKUs, resulting in a reduction of approximately 10% in SKUs while promoting a reduction in inventory registered at Pão de Açúcar stores, even with the increase in sales. The project also involves the reclusterization of stores, a process that has already reached more than 60% of the stores and has shown significant improvements in stores already within the new concept, which now have an increase in the growth pace greater than the other stores, with greater gain in market share, and 2 p.p increase in premium customers greater than other stores.

In the mainstream banners, Mercado Extra and Compre Bem, same-store sales growth was 3.5%, with consistent growth of 7.1% in the Mercado Extra banner, offset by the reduction of the Compre Bem banner, the latter impacted by lower volumes after the commercial repositioning initiated in June 2022, with the objective of making the banner more profitable. The solid advance of Mercado Extra, with market share gain, occurs despite the environment of greater price competition with other stores and cooling/deflation in the price of basic products, demonstrating the advance of the banner's value proposition, with a double-digit increase in the perishable categories and improvement of 1.9 p.p. of its penetration in relation to revenue.

Aviso / Disclaimer: Statements contained in this release regarding the Company’s business outlook, projections of operating/financial profit and loss, the Company’s growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change

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In light of the Compre Bem banner's profitability recovery plan, we began the consolidation of mainstream value proposition by converting the Compre Bem stores into Mercado Extra. The pilot with the first 8 stores converted, out of a total of 30 stores, showed important advances in profitability and growth, and we expect to complete the conversions by the end of 3Q23. The stores are being converted with a low investment and support from the main suppliers, and they will benefit from the following themes that make up the value proposition of Mercado Extra:

•	Expansion of the assortment with products from the exclusive Qualitá brand, which represents up to 30% of the sales of Mercado Extra stores;
•	Measurement and daily monitoring of the NPS;
•	Extra Card with all its benefits, including 10% discounts on Qualitá products;
•	Clube Extra application that allows the use of Meu Desconto to activate personalized offers;
•	Accumulation and Redemption of the STIX loyalty program;
•	New internal and external visual communication;
•	New layout following the Extra Mercado model.

It is important to point out that these initiatives are crucial for the brand's customer loyalty and profitability strategy, increasing frequency and monthly expenses. As a follow-up to the process of improving the format's value proposition, after completing the assortment review at the Pão de Açúcar banner, the Mercado Extra stores will undergo the same project, with potential acceleration of sales as well as improvement in inventory turnover.

In the Proximity format, we have a strong growth of 15.5% when compared to 2Q22, leveraged by the good performance of the new stores in the expansion plan. In the same-store comparison, we presented a solid increase of 5.8%, even when compared to the strong base that was presented in 2Q22, confirming a significant market share gain in comparison with small supermarkets in the state of São Paulo, a segment that, according to data from consultancy Nielsen, showed a regression in 2Q23. An important factor in maintaining the banner's growth was the acceleration of sales in the perishables category, which increased its share by 2.2 p.p., after assortment adjustments were made. The proximity banners will also benefit from the complete assortment review, as was carried out at Pão de Açúcar, which will allow for a significant improvement in the assertiveness of the product offered to the customer. The proximity format is in a good position, with progress in organic expansion and a differentiated value proposition, to further accelerate its growth with the improvement of market conditions.

In Gas Stations, we see an acceleration in volume, with growth of 25% (compared to 18% in 1Q23), but still impacted by the 24% decrease in the average price, resulting in a same-store sales decrease of 3.5%.

Market share acceleration in all formats

GPA continues in the market share gain trend since September 2022

As a result of the advances made in the six strategic pillars: (i) top line; (ii) NPS; (iii) digital; (iv) expansion; (v) profitability; and (vi) ESG & culture, we have increasingly resumed the protagonism of our banners with the growing recognition of customers in relation to our value proposition. This recognition has resulted in a continuous gain in market share since September 2022 in relation to the self-service market, and as of March 2023 we have seen an acceleration of these gains and evolution of our market share also in the market including the cash and carry format.

In 2Q23, we grew 0.8 p.p. compared to 2Q22, an increase of 0.4 p.p. compared to 1Q23, according to data from Nielsen consulting.

The premium format, with the Pão de Açúcar banner, was responsible for the highest evolution with 0.5 p.p. vs the self-service market and 1.9 p.p vs. the premium market. The mainstream format, increased by 0.3 p.p vs. the self-service market. The evolution of both formats occurs mainly in the perishables categories with the capture of new customers and growth of the Premium & Valuables customer base.

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The proximity format, with the Minuto Pão de Açúcar and Mini Extra banners, has shown important advances in gaining market share compared to small supermarkets, with a gain of 2.6 p.p. vs. 2Q22 and 0.3 p.p. vs. 1Q23, reinforcing the strength and success of the business model in the market.

Expansion: 101 stores already opened since the beginning of 2022

Strong incremental sales contributing more than 10 p.p. in sales growth

The focus of our expansion project is the proximity format with the Minuto Pão de Açúcar banner, which already has a mature format and with greater capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and the metropolitan region. They are high quality spots, with rapid maturation and performance, in addition to being focused on the A/B public.

In 2Q23, we opened 23 stores, 20 of which in the Minuto Pão de Açúcar format and 3 in the Mini Extra format. As a result, we accumulated 29 new stores in 6M23.

The Expansion project already has 101 stores opened since the beginning of 2022. The new stores contributed with R$ 1.7 billion in incremental sales in the same period, of which R$ 509 million in 2Q23.

E-commerce with growth acceleration

GMV increase of 9.8% with R$ 453 million in 2Q23

In 2Q23, we reached an increase of 9.8% in e-commerce revenue and maintained the continuous improvement in the profitability of this model, 230 bps of improvement in the expenses efficiency when compared to 1Q23 and 580 bps when compared to 2Q22. The e-commerce profitability improvement process involved the closure of the James marketplace operation (4Q22), the reduction of unprofitable marketplace sellers (1Q23) and the phase out of sales through the Distribution Center (2Q23).

Sales growth comes largely from partnerships (3P) where we are sales leaders on the Ifood, Rappi and Mercado Livre platforms. The 1P sales, through our own apps, also presented important advancements with the improvements implemented in the Pão de Açúcar Mais app, which resulted in an increase of the number of visits by 65% vs. 2Q22 and 29% vs. 1Q22.

Customers & NPS: Noticeable improvement in customer satisfaction

Greater customer satisfaction translates into greater flow

2Q23 was fundamental for GPA to get closer to its customers basis through continuous improvement in delivering the value proposition of the banners. After investments made in store experience and training, we saw continued improvement in NPS, which evolved 15 points compared to the same period in 2022 and 3 points vs. 1Q23, with highlights for:

a)	Increase in the availability of products in the store, which reached historic levels along with the implementation of the assortment review project;
b)	Improvement of service level in stores, supported by personnel training at all banners;

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c)	Strong performance of Mini Extra and Mercado Extra compared to 1Q23, improving product price perception and customer queue time. The Mini Extra banner grew by 9 points while Mercado Extra grew by 5 points, both compared to 1Q23.

As a result of improved service level, both in the store and in the after-sales channels, GPA was awarded in two categories, E-Commerce Retail and Loyalty Programs, of the Modern Consumer Award for Excellence in Customer Services.

Within the Pão de Açúcar brand, a new partnership with the Masterchef program was announced, a program with high exposure and cohesion with the Brand's value proposition. During the programs, we see significant increases in purchases made in e-commerce, demonstrating that there is immediate capture of this partnership in addition to the value attributed to the brand. Inside the store, we also returned with the Pão de Açúcar Experience, promoting weekly events in stores to bring customers closer together. This investment in the brand supports the growth of active customers, which in 2Q23 grows 12.5% when compared to the same period of 2022 (compared to the 11.3% growth in 1Q23).

There was also the relaunch of Programa Mais, the first food retail loyalty program, created more than two decades ago. Now the program has loyalty tiers to promote relationships with your most valuable customers. With the reformulation of the program, Pão de Açúcar launches the Cliente Mais Gold and Cliente Mais Black, segmenting its clients according to levels of frequency and volume of purchases, offering exclusive benefits, in an initiative aligned with the desires of these clients according to surveys carried out. The numbers of Premium & Valuable customers are leveraged by the new program, with a growth of 10.3%, an acceleration when compared to the growth of 4.7% in 1Q23.

The Pão de Açúcar Mais App also evolved in 2Q23 to have a page dedicated to our customer loyalty programs. On this page, customers can check their level in Programa Mais, their accumulated STIX and their Pão de Açúcar credit card points balance, viewing all their benefits in one place.

8

Financial Performance

New GPA Brazil ¹

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation and amortization adjusted by Other Operating Income and Expenses and excludes impacts from the international perimeter (Cnova)

Gross Profit of the New GPA Brazil totaled R$1.2 billion in 2Q23, with a margin of 24.8%, showing an improvement of 0.4 p.p. and 2.2 p.p. compared to 1Q23 and 4Q22, respectively. The continuous evolution of Gross Profit is mainly the result of advances in the strategic pillars with:

•	Volume recovery of the premium format, through increased penetration of perishables
•	Assortment review completed at the Pão de Açúcar banner
•	Improved commercial negotiations,
•	Reduction of breakage even with a greater share of perishables.

Compared to 2Q22, the gross margin still decreased by 1.8 p.p. explained, mainly, by the adjustments resulting from the repositioning of banners and formats throughout the second half of 2022, which begin to show effective results from 1Q23 onwards.

Selling, General and Administrative Expenses totaled R$926 million in the quarter, showing a dilution of 0.6 p.p. in relation to net revenue when compared to 2Q22. This dilution is concentrated in the line of general and administrative expenses, which presented a reduction of 7.5% in the comparison with the previous year, with the restructuring carried out at the headquarters after the transaction of the hypermarkets business and in efficiencies captured in operating expenses.

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The Equity Income of New GPA Brazil totaled R$15 million in 2Q23, an increase of 56.1%, reflecting the growth in revenue from FIC's operations in the period.

As a result of the effects mentioned above, Adjusted EBITDA for New GPA Brazil was R$299 million and adjusted EBITDA margin was 6.3%, an improvement of 0.3 p.p. vs. 1Q23. Compared to 2Q22, the adjusted EBITDA margin was 1.1 p.p. lower, mitigating part of the reduction in gross margin with the improvement in SG&A efficiency as explained above.

As part of the margin recovery process, it is important to highlight that we made important advances throughout the quarter in comparison, with emphasis on: (i) continuous improvement in the share of perishables in all banners; (ii) improvement in breakage; (iii) consistent improvement in sales with greater dilution of fixed costs; and (v) continued reduction in General and Administrative expenses.

For the coming quarters, we will continue to make progress: (i) negotiating commercial aspects with our suppliers; (ii) the completion of projects that will impact the rebalancing of categories in light of GPA's new value proposition; (iii) the capture of project-based cost savings with redeployment of the Zero Base Budget methodology; and (iv) in the improvement of promotional balance with the growing perception of the new value proposition of the banners by customers.

OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Income and Expenses reached R$ 25 million, mainly impacted by labor contingencies in the continued perimeter.

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CONSOLIDATED NET FINANCIAL RESULT

GPA's net financial result totaled R$(226) million in the quarter, representing -4.7% of net revenue. Considering the interest on the leasing liability, the amount reached R$(338) million, equivalent to -7.1% of net revenue. It should be noted that 2Q22 was impacted by approximately R$106 million, from the monetary restatement of receivables related to the sale of Extra Hiper.

The main highlights of the financial result for the quarter were:

•	Financial income reached R$82 million vs. 131 million in 2Q22, down R$49 million. Excluding the non-recurring financial income in 2Q22, related to the monetary restatement of the sale of hypermarkets, we would have a positive variation of R$ 57 million compared to the same quarter of the previous year. This variation is mainly due to the higher remuneration of cash related to the increase in interest rates in the period and the higher level of average cash in the period.

•	Financial expenses including prepayment of receivables amounted to R$(308) million vs. R$(292) million in the same period of the previous year. This increase is mainly related to the higher volume of prepaid receivables.

CONSOLIDATED CASH FLOW CONTINUED OPERATIONS

In 2Q23, we reached R$ 245 million in operating cash generation in the continued perimeter, 48.3% above 2Q22. In terms of cash flow from investments, we had a positive impact with the sale of 11 stores under the sales and leaseback modality and a smaller impact from investments in CAPEX. Of the total R$330 million in sales and leaseback, R$140 million were received in 2Q23 and R$190 million will impact 3Q23. Financing cash flow consumed R$202 million, mainly impacted by the payment of interest on debts. Finally, we had a cash generation of R$ 100 million in the quarter.

11

NET DEBT CONSOLIDATED CONTINUED OPERATIONS

It should be noted that GPA's consolidated net debt considers, in both periods, operations in Brazil,

therefore, excluding Grupo Éxito's operations which are considered discontinued operations.

Net debt, including unpaid receivables, reached R$(2.9) billion, down R$100 million vs. 1Q23 and R$1.5 billion vs. the same period of the previous year. At the end of 2Q23, GPA had a strong cash position of R$3.2 billion, equivalent to 2.0x the Company's short-term debt, in line with its financial deleveraging strategy.

INVESTMENTS

In the year, Capex totaled R$ 363 million, a 22.4% reduction compared to the previous year, with most of the reduction in Renovations, Conversions and Maintenance, which in 2022 showed a higher concentration of investments in store renovations Pão de Açúcar for the G7 concept and conversions of hypermarkets into supermarkets. Among the main lines of investment, we only see growth vs. 2022 in the store opening line, due to the acceleration of the expansion plan.

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ESG AT GPA

Agenda with and for society and the environment

Based on our sustainability strategy and GPA's pillars of action, the main highlights of 2Q23 are as follows:

1.	Promotion of diversity and inclusion: We reached 40% of women in leadership positions (management and above), compared to 37% in 2Q22, anticipating the established target of 40% by 2025. This result reflects a series of actions taken, among which we highlight: development programs for female leadership and the mandatory presence of at least one female candidate as a finalist in the recruitment and selection processes. In view of this evolution, and for the second consecutive year, GPA is included in the Bloomberg Gender Equality Index, among 484 global companies, being the only retailer in Brazil selected.

Keeping our commitment to respect and promote LGBTQIA+ rights, with guidelines supported by GPA's Diversity, Inclusion and Human Rights Policy, we were classified in the 2nd edition of the Human Rights Campaign Foundation survey, which recognized 57 companies as the best for LGBTQIA+ people to work in Brazil.

2.	Combating climate change: we presented a reduction of 5.5% in our scopes 1 and 2 emissions compared to the same period of the previous year. This result reflects investments in projects to replace gases and retrofit the machine rooms in the most offending stores. We also inaugurated 9 recycling stations, totaling 95 stations with this service in Pão de Açúcar stores. It should be noted that GPA is one of the pioneers in the implementation of recycling stations, with the view that offering points for the voluntary delivery of recyclable waste, accessible to the population, is essential to encourage conscientious consumption and disposal.

3.	Transformation in the value chain: We launched the new line of Qualitá special beef, our Exclusive Brand, with different meat options and cuts. Within the process of developing new products for Exclusive Brands, we take into account not only quality and price, but also respect for socio-environmental criteria. In this way, this line complies with the traceability process of our Quality from Origin Program with 100% traceability and observes all the quality and safety standards of our foods. We currently have more than 5,300 Exclusive Label products in various categories.

4.	Social impact and promotion of opportunities: More than 751,000 meals were complemented from the donation of fruits and vegetables that are not aesthetically attractive for sale, but in conditions of consumption, to food banks and partner social organizations through the Partnership Against Waste Program, which exists since 1995 in our operations. We started Campanha do Agasalho in partnership with the Salvation Army and, so far, more than 19,000 pieces, including blankets and clothes, have been collected and distributed. In addition, in June of this year, the Social Product Biscuit de polvilho Qualitá - Gerando Falcões, which allocates 100% of the profit obtained to the organization's educational programs, was the winner in the 'All Year' category in the 2nd Edition MOL Guide.

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5.	Commitment to Ethics and Transparency: Our 2022 Annual and Sustainability Report was published detailing the main highlights of our initiatives, evolution of our ESG commitments and future perspectives, and can be found in the following link: www.gpari.com.br/en/

BREAKDOWN OF STORE CHANGES BY BANNERS

In 2Q23, we opened 23 new stores, of which: 20 new Minuto Pão de Açúcar stores and 3 new Mini Extra stores, continuing our expansion plan. Within the mainstream model, we had the conversion of 4 Compre Bem stores to Mercado Extra in search of a better positioning in the regions where the stores are located.

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

15

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

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INCOME STATEMENT – 2ND QUARTER OF 2023

(R$ Million)	Consolidated		
	2Q23	2Q22	Δ
Gross Revenue	**5,062**	**4,415**	**14.7%**
Net Revenue	**4,755**	**4,188**	**13.5%**
Cost of Goods Sold	**(3,545)**	**(3,048)**	**16.3%**
Depreciation (Logistics)	(29)	(25)	16.0%
Gross Profit	**1,181**	**1,115**	**5.9%**
Selling Expenses	(793)	(697)	13.8%
General and Administrative Expenses	(133)	(144)	-7.5%
Selling, General and Adm. Expenses	**(926)**	**(841)**	**10.1%**
Equity Income	(26)	(59)	-55.4%
Other Operating Revenue (Expenses)	(25)	(49)	-49.6%
Depreciation and Amortization	(255)	(218)	16.8%
Earnings before interest and Taxes - EBIT	**(51)**	**-53**	**-3.0%**
Financial Revenue	80	143	-43.7%
Financial Expenses	(418)	(396)	5.6%
Net Financial Result	**(338)**	**(253)**	**33.4%**
Income (Loss) Before Income Tax	**(389)**	**(306)**	**27.1%**
Income Tax	67	94	-28.3%
Net Income (Loss) Company - continuing operations	(322)	(212)	51.6%
Net Result from discontinued operations	(31)	88	-134.8%
Net Income (Loss) - Consolidated Company	**(353)**	**(124)**	**NA**
Net Income (Loss) - Controlling Shareholders - continuing operations	**(330)**	**(213)**	**54.6%**
Net Income (Loss) - Controlling Shareholders - discontinued operations	(96)	41	-335.7%
Net Income (Loss) - Consolidated Controlling Shareholders	**(425)**	**(172)**	**NA**
Minority Interest - Non-controlling - continuing operations	8	1	NA
Minority Interest - Non-controlling - discontinued operations	65	48	37.3%
Minority Interest - Non-controlling - Consolidated	**73**	**48**	**50.7%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**232**	**190**	**22.2%**
Adjusted EBITDA[1]	**257**	**239**	**7.4%**

% of Net Revenue	Consolidated	
	2Q23	2Q22
Gross Profit	**24.8%**	**26.6%**
Selling Expenses	-16.7%	-16.6%
General and Administrative Expenses	-2.8%	-3.4%
Selling, General and Adm. Expenses	**-19.5%**	**-20.1%**
Equity Income	-0.6%	-1.4%
Other Operating Revenue (Expenses)	-0.5%	-1.2%
Depreciation and Amortization	-5.4%	-5.2%
Earnings before interest and Taxes - EBIT	**-1.1%**	**-1.3%**
Net Financial Result	**-7.1%**	**-6.1%**
Income (Loss) Before Income Tax	**-8.2%**	**-7.3%**
Income Tax	1.4%	2.2%
Net Income (Loss) Company - continuing operations	-6.8%	-5.1%
Net Income (Loss) - Consolidated Company	**-7.4%**	**-3.0%**
Net Income (Loss) - Controlling Shareholders - continuing operations	-6.9%	-5.1%
Net Income (Loss) - Consolidated Controlling Shareholders	**-8.9%**	**-4.1%**
Minority Interest - Non-controlling - continuing operations	0.2%	0.0%
Minority Interest - Non-controlling - Consolidated	**1.5%**	**1.2%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**4.9%**	**4.5%**
Adjusted EBITDA[1]	**5.4%**	**5.7%**

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

17

CASH FLOW – CONSOLIDATED

18

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2023

(In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra", “Minimercado Extra”, and ‘’Compre Bem”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA is underway, see note 1.2

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is directly controlled by Ségisor, and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

Detailed information on the discontinuity of the Extra Hiper business was presented in the annual financial statements for 2022, in explanatory note n1.1

As part of the reportable Retail segment, the Company operated different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate under the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores under the Extra Hiper banner.

Management assessed the transaction in light of IFRS5/CPC31 – “Non-Current Assets Held for Sale and Discontinued Operation” and concluded that the discontinuation of the 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of non-operating assets (fixed assets, right of use and corresponding and intangible liabilities) to Sendas Distribuidora S.A. (“Assaí). Expenses related to store closures, employee termination and labor indemnities are recorded in income from discontinued operations.

1.2	Segregation and discontinuation of subsidiary Éxito's operations in the Company

On September 5, 2022, the Company's Board of Directors became aware of the results of preliminary studies for the eventual segregation of GPA and Éxito and, based on the results of these preliminary studies, authorized Management to finish the studies about this transaction, as well evaluate the necessary measures for its respective formalization, including all the measures for the creation of Éxito's BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs in Brazil and the United States, respectively.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

According to the plan prepared by management, the transaction is expected to occur through a share capital reduction of GPA with the objective of distributing approximately 83% of the shares of Éxito currently held by GPA to its shareholders. Thus, after the distribution of shares, GPA would maintain a minority interest of approximately 13% in Éxito.

On December 30, 2022 Éxito filed an application for registration as a publicly-held company in the category "A", the application for registration of the Level I Brazilian Depository Receipts ("BDR") program with the CVM, and the application for listing of the BDRs with B3 S.A. - Brasil, Bolsa e Balcão.

The Company has also completed the necessary pre-clearances from major financial creditors during the year ending 2022.

Management has fulfilled the main requirements of the segregation process of its subsidiary Éxito in 2022, and the transaction is considered highly probable to be completed in the third quarter of 2023. In accordance with CPC 31/IFRS 5, subsidiary Éxito and its subsidiaries were presented at December 31th, 2022 in the financial statemens, and on
June, 30, 2023 in these interim financial information as assets held for distribution in the balance sheet and discontinued operations in the result for the year, respectively.

At the extraordinary general meeting held on February 14, 2023, a capital reduction of GPA in the amount of R$ 7,133 was approved, through the delivery to GPA's shareholders of 1,080,556,276 common shares issued by Éxito owned by GPA, being 4 shares issued by Éxito for each GPA share.

On April 3rd and 4th, 2023, the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – “CVM”) and B3 , respectively, approved Éxito’s register as a publicly traded company category “A” and the request for registration and negotiation of Éxito’s Brazilian Depositary Receipts Level II (“BDRs”) in B3.

On July 3, 2023, Éxito's public request for registration was made, through the declaration contained in its form 20-F, to the U.S. Securities and Exchange Commission (“SEC”). The SEC must declare the effectiveness of Form 20-F before of delivery of American Depositary Receipts level II (“ADRs”) of Exito to GPA shareholders.

On July 25, 2023, SEC declared the effectiveness of Éxito's Form 20-F.The review process for registration at SEC was finished. As result, Éxito is registered as public company in the three markets (Brazil, Colombia and the United States of America) where it is necessary to be listed to complete the transaction.

To complete the process to delivery of Éxito's BDRs and ADRs, to shareholders holding GPA's ADRs, is still necessary to obtain the authorizations from the Colombian regulatory bodies. The Company maintains its expectation to complete the transaction in the middle of the third quarter of 2023.

1.3	Sales and Leaseback transaction

In June 2023, the Company entered a Sales and Leaseback transaction signing a Private Instrument of Commitment to Purchase and Sale of Real Estate and subsequent lease, with the purpose of selling 11 GPA supermarket stores to a private fund for a total amount of R$330, R$140 had already been received on June 30, 2023. The remainin amount was received on July 7, 2023. The initial Lease Agreements are for 15 years, excepted for 3 stores that the initial lease agreements are for 18 years, renewable for an additional same period, ensuring the continuity of GPA's operations at the Stores under sustainable financial conditions. The gain on this sales and leaseback operation was R$85 in June 2023. The right of use increased by R$81 and the lease liability increased by R$ R$183.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

1.4	Continuity of operations

Management has assessed the Company's ability to continue as a going concern for the foreseeable future and has concluded that it has the ability to maintain its operations and systems in normal operation. Therefore, management is not aware of any material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and the financial statements have been prepared on a going concern basis

2.	Basis of preparation

The interim financial information, individual and consolidated, were prepared in accordance with IAS 34 - “Interim Financial Reporting, issued by the International Accounting Standards Board - IASB and technical pronouncements CPC 21 (R1) "financial statements" and ratified by the Brazilian Securities and Exchange Commission – CVM, applied in this quarterly financial statements.

The interim financial informationwere prepared based on historical cost, except for certain financial instruments measured at fair value. All relevant information specific to the financial statements, and only these, are being evidenced and correspond to those used by Management in its management of the Company's activities.

The interim financial informationare being presented in millions of reais – R$. The Company's functional currency is the Brazilian real – R$. The functional currency of subsidiaries and associates located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The individual and consolidated interim financial information for the year ended June 30, 2023 were approved by the Board of Directors on July 26, 2023.

The statement of income for the year and the statement of added value and the explanatory notes related to the result for the quarter ended June 30, 2022 are being restated due to the process of segregation and discontinuation of its subsidiary Éxito (Note 1.2), considering the effects of such transactions in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The statements of cash flows include continuing and discontinued operations in line with technical pronouncement CPC31/ IFRS 5.

The interim financial information include the accounting information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/ IFRS 10.

The interim financial informationof the subsidiaries are prepared on the same date as the closing of the Company's fiscal years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies are fully eliminated.

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

In the individual interim financial information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The main accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements, are described and presented in note 3º and in each corresponding explanatory note according to the financial statements on December, 31, 2022, and approved on February, 27, 2023, therefore, must be read together.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

4.1 Amendments and new interpretations of mandatory application from the current year.

In 2023, the Company evaluated the amendments and new interpretations to the CPCs and IFRSs issued by the CPC and IASB, respectively, which are mandatorily effective for accounting periods beginning on or after January 1, 2023. The main changes are:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 26 /IAS 1	Classification of liabilities as current or non-current and concept of materiality	01/01/2023
Changes in CPC 23 / IAS 8	Definition of accounting estimates	01/01/2023
Changes in CPC 32 / IAS 12	Taxes on Income - CPC 32. Deferred tax related to Assets and Liabilities resulting from a single transaction	01/01/2023

The adoption of these standards did not result in material impacts on the Company's individual and consolidated financial information.

4.2 New and revised standards and interpretations already issued and not yet effective

The Company did not early adopt the new CPCs and IFRSs. Below is the main revision already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 36 (R3) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2))	Sale or contribution of assets between an investor and your affiliate or Joint Venture	The effective date has not yet been set by the IASB

Significant impacts on the Company's individual and consolidated financial statements are not expected as a result of this change.

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended June 30, 2023 were the same adopted in the annual financial statements for 2022, according to the note No. 5.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
6.	Cash and cash equivalents

The information bellow of cash and cash equivalents was presented in the year financial statements for 2022, in note No. 6.

		Parent Company		Consolidated
	Rate	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Cash and banks – Brazil		108	98	110	99
Cash and banks – Abroad	(*)	82	79	82	79
Short-term investments – Brazil	(**)	2,876	3,455	3,025	3,573
Short-term investments – Abroad
		3,066	3,632	3,217	3,751

(*) As of June 30, 2023, refers to the Company's funds invested in the United States, in US dollars, converted as of March 31, 2023 in the amount of R$82 (R$ 79 on December 31, 2022) and R$231 in Colombian pesos.

(**) Financial investments, on June 30, 2023, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 102.35% (101.38% on December 31, 2022) of the CDI (Interbank Deposit Certificate).

7.	Trade receivables

Detailed information on accounts receivable was presented in the year financial statements for 2022, in note No. 7.

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Credit card companies	27	79	27	79
Credit card companies - related parties (note 11.2)	2	4	2	4
Sales vouchers and trade receivables	157	182	200	255
Private label credit card	24	34	24	34
Receivables from related parties (note 11.2)	11	5	5	5
Receivables from suppliers	35	42	35	42
Allowance for doubtful accounts (note 7.1)	(1)	(2)	(1)	(2)
	255	344	292	417

Current	255	344	292	417

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

At the beginning of the period	(2)	-	(2)	(35)
Allowance booked for the period	(2)	-	(14)	(22)
Write-offs of receivables	3	-	22	20
Discontinued operations	-	-	(8)	-
Foreign currency translation adjustment	-	-	1	4
At the end of the period	(1)	-	(1)	(33)

Below is the aging list of consolidated gross receivables, by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

06.30.2023	293	273	15	2	-	3
12.31.2022	419	404	10	1	1	3

8.	Other receivables

Detailed information on other accounts receivable was presented in the 2022 annual financial statements, in Note 8.

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Accounts receivable - Via	590	603	590	603
Accounts receivable – Assaí (*)	216	-	216	-
Receivable from sale of subsidiaries	67	72	67	72
Lease receivables	16	21	16	21
Sale of real estate properties (**)	260	61	260	61
Other (***)	203	230	230	256
Allowance for doubtful accounts on other receivables (note 8.1)	(5)	(7)	(5)	(7)
	1,347	980	1,374	1.006

Current	442	254	469	279
Noncurrent	905	726	905	727

(*) The amount receivable from Assaí was reclassified from Related Parties since Assaí is no longer considered a related party, as a result of the total sale of the participation in Assaí's shares by the controlling shareholder Casino, which took place in June 2023.

(**) The amount of R$190 represents the transaction for the period and refers to the amount receivable from the sale of 11 stores in the sale and leaseback transaction carried out in June 2023. The amount was received on July 7, 2023.

(***) Includes the remaining amount of R$134 receivable from Barzel real state fund for the sale of 17 properties related to the demobilization of the Hypermarkets (Note nº 1.1). The Company will transfer the amounts received to Assaí, since the Company has already received the advance payment for the sale of properties from Assaí.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

At the beginning of the Period	(7)	(15)	(7)	(15)
Write-offs recorded in the period	2	-	2	-
At the end of the Period	(5)	(15)	(5)	(15)

9.	Inventories

Detailed information on inventories was presented in the year financial statements for 2022, in note No. 9.

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Stores	1,247	1,286	1,248	1,286
Distribution centers	766	809	766	809
Allowance for losses on inventory obsolescence and damages (note 9.1)	(49)	(49)	(49)	(49)
	1,964	2,046	1,965	2,046

9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

At the beginning of the Period	(49)	(77)	(49)	(96)
Additions	-	(34)	-	(34)
Write-offs / reversal	-	90	-	89
Foreign currency translation adjustment	-	-		2
Incorporation	-	(2)	-	-
At the end of the Period	(49)	(23)	(49)	(39)

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

Detailed information on recoverable taxes was presented in the year financial statements for 2022, in note No. 10.

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

State VAT tax credits - ICMS (note 10.1)	647	856	648	856
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,346	2,218	2,382	2,253
Social Security Contribution – INSS (Note 10.3)	269	247	272	250
Income tax and social contribution prepayments	417	509	428	521
Other	68	40	70	42
Total	3,747	3,870	3,800	3,922

Current	917	1,074	949	1,114
Noncurrent	2,830	2,796	2,851	2,808

10.1.	Schedule of expected realization of ICMS

With regard to credits that cannot yet be offset immediately, the Company's Management, based on a technical recovery study, which was prepared considering the future growth expectation and consequent compensation with debts arising from its operations, understands that its future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below. As of June 30, 2023, no modifications to previously prepared plans have been required.

In	Parent Company	Consolidated

Up to one year	380	381
From 1 to 2 years	128	128
From 2 to 3 years	38	38
From 3 to 4 years	39	39
From 4 to 5 years	14	14
More than 5 years	48	48
	647	648

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

10.2 Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated

Up to one year	419	437
From 1 to 2 years	466	484
From 2 to 3 years	491	491
From 3 to 4 years	400	400
From 4 to 5 years	359	359
After 5 years	211	211
	2,346	2,382

10.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$156, on June 30, 2023 (R$151, on December 31, 2022).

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(In thousands of Brazilian reais)

		Base salary			Variable compensation			Stock option plan – Note 22		Total
	06.30.2023	06.30.2022	12.31.2022	06.30.2023	06.30.2022	12.31.2022	06.30.2023	06.30.2022	12.31.2022	06.30.2023	06.30.2022	12.31.2022
Board of directors (*)	10,463	27,651	48,323	-	-	-	674	3,408	13,646	11,137	31,059	61,969
Executive officers	9,519	18,597	29,368	-	-	-	1,045	1,199	2,383	10,564	19,796	31,751
Fiscal Council	186	216	432	-	-	-	-	-	-	186	216	432
	20,168	46,464	78,123	-	-	-	1,719	4,607	16,029	21,887	51,071	94,152

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	06.30.2022

Controlling shareholders:
Casino	-	-	-	-	-	-	7	10	(7)	(15)
Euris	-	-	-	-	-	-	1	1	(2)	(1)-
Subsidiaries:
Éxito	-	-	-	-	-	-		-	-	74
Novasoc Comercial	-	-	41	47	-	-	1	1	3	2
SCB Distribuição e Comércio (*)	-	-	-	-	-	-		-	-	46
Stix Fidelidade	6	-	5	18	8	11	5	5	(61)	(80)
Cheftime	-	-	-	5	-	-		1	-	2
James Intermediação (*)	-	-	-	-	-	-		-	-	(4)
GPA M&P	-	-	-	-	-	-	8	8	-	-
GPA Logistica	-	-	134	126	-	-	98	96	5	3
Others	-	-	-	-	-	-		-		-
Associates									10
FIC	2	4	43	35	2	4		-		12
Other related parties									(59)
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”)	-	-	-	-	-	-	77	86	(34)	(49)
Sendas Distribuidora (**)	-	-	-	264	-	18	-	259	1	3,905
Casino Group	5	5	1	-	-	-		-	(4)	(1)
Wilkes	-	-	-	1	-	-	2	2		(4)
Others	-	-	2	1	-	-		-	-	-
Total	13	9	226	497	10	33	199	469	(148)	3,823

(*) Incorporated in 2022

(**) The amount receivable from Assaí was reclassified from Related Parties, since Assaí is no longer considered a related party, effect of the total sale of the participation in Assaí's shares by the controlling shareholder Casino, which took place in June 2023.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	03.31.2022
										Restated
Controlling shareholders
Casino	-	-	-	-		-	7	10	(7)	(15)
Euris	-	-	-	-		-	1	1	(2)	(1)
Associates
FIC	2	4	43	35	2	4		-	10	12
Other related parties									-
Greenyellow	-	-	-	-	-	-	77	86	(59)	(49)
Sendas Distribuidora	-	-	-	264	-	18	-	259	(34)	3,905
Casino Group	55	5	1	-	-	-	-	-	1	(1)
Wilkes	-	-	-	1	-	-	2	2	(4)	(4)
Others	-	-	2	1	-	-	-	-	-	-
Total	7	9	46	301	2	22	87	358	(95)	3,847

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
12.	Investments

12.1 Composition of investments

	Parent company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Investments	970	932	837	833
Provision for investment losses – Cnova N.V.	(891)	(863)	(892)	(863)

Investment	79	69	(55)	(30)

12.2 Investment movement

	Parent company
	06.30.2023			06.30.2022
	Éxito	Others	Total	Éxito	Others	Total

At the beginning of the Period	-	69	69	9,427	929	10,356
Equity	200	(35)	165	111	(141)	(30)
Dividends and interest on equity	(220)	(20)	(240)	(276)	-	(276)
Share buyback	-	-	-	(378)	-	(378)
Capital increase		5	5	-	37	37
Incorporation	-	-	-	-	(261)	(261)
Investment write-of f		-	-	-	(1)	(1)
Other transactions	-	1	1	(2)	-	(2)
Equivalence over other comprehensive income	264	72	336	(650)	67	(583)
Assets held for distribution	(244)	(13)	(257)	-	-	-
In the end of the period		79	79	8,232	630	8,862

	Parent Company
	06.30.2023	06.30.2022

At the beginning of the Period	(29)	565
Equity - continued	(64)	(121)
Equity - discontinued	(55)	(22)
Equivalence over other comprehensive income	86	64
Capital Increase	38	32
Investment write-off	(20)	(1)
Assets held for sale and discontinued operations	(11)	-
In the end of the period	(55)	517

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

13.	Property and equipment

Detailed information on property, plant and equipment was presented in the year financial statements for 2022, in note No. 14.

Parent Company
	Balance at 12.31.2022	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 06.30.2023

Land	417	-	-	-	(89)	-	328
Buildings	444	7	-	(9)	(41)	3	404
Leasehold improvements	1,446	32	-	(71)	(91)	109	1,425
Machinery and equipment	905	63	-	(77)	(14)	56	933
Facilities	117	2	-	(11)	(2)	10	116
Furniture and fixtures	337	27	-	(26)	(10)	5	333
Construction in progress	118	252	-	-	-	(286)	84
Others	32	2	-	(5)	-	8	37
Total	3,816	385	-	(199)	(247)	(95)	3,660

Lease – right of use:
Buildings	3,010	383	10	(213)	(126)	-	3,064
	3,010	383	10	(213)	(126)	-	3,064
Total	6,826	768	10	(412)	(373)	(95)	6,724

(*) R$104 were transferred to intangibles and (R$9) to Assets Held for sale.

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Parent Company
	Balance at 12.31.2021	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Incorporation	Balance at 06.30.2022

Land	398	-	-	-	(3)	-	23	418
Buildings	430	11	-	(8)	(13)	-	10	430
Leasehold improvements	1,230	30	-	(74)	(32)	73	123	1,350
Machinery and equipment	732	46	-	(67)	(9)	47	53	802
Facilities	116	5	-	(10)	(7)	7	5	116
Furniture and fixtures	300	21	-	(23)	(52)	5	21	272
Construction in progress	101	198	-	-	(10)	(212)	-	77
Others	24	5	-	(4)	(4)	-	1	22
Total	3,331	316	-	(186)	(130)	(80)	236	3,487

Lease – right of use:
Buildings	2,736	136	264	(208)	(76)	-	-	2,852
	2,736	136	264	(208)	(76)	-	-	2,852
Total	6,067	452	264	(394)	(206)	(80)	236	6,339

(*) R$80 are transfers to intangibles.

	Parent Company
	Balance at 06.30.2023			Balance at 12.31.2022
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	328	-	328	417	-	417
Buildings	754	(350)	404	811	(367)	444
Leasehold improvements	3,060	(1,635)	1,425	3,017	(1,571)	1,446
Machinery and equipment	2,461	(1,528)	933	2,398	(1,493)	905
Facilities	390	(274)	116	381	(264)	117
Furniture and fixtures	925	(592)	333	915	(578)	337
Construction in progress	84	-	84	118	-	118
Others	133	(96)	37	124	(92)	32
Total	8,135	(4,475)	3,660	8,181	(4,365)	3,816

Lease – right of use:
Buildings	6,036	(2,972)	3,064	5,795	(2,785)	3,010
Equipment	37	(37)	-	37	(37)	-
	6,073	(3,009)	3,064	5,832	(2,822)	3,010
Total	14,208	(7,484)	6,724	14,013	(7,187)	6,826

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Consolidated

	Balance at 12.31.2022	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Conversion adjustment for presentation currency	Assets held for sale(**)	Balance at 06.30.2023

Land	422	-	-	-	(89)	(3)	121	(118)	333
Buildings	445	20	-	(10)	(41)	12	133	(155)	404
Leasehold improvements	1,454	48	-	(71)	(94)	130	17	(50)	1,434
Machinery and equipment	905	131	-	(78)	(20)	51	46	(102)	933
Facilities	117	4	-	(11)	(3)	12	-	(3)	116
Furniture and fixtures	338	49	-	(26)	(11)	(16)	18	(19)	333
Construction in progress	116	296	-	-	-	(298)	3	(34)	83
Other	32	3	-	(5)	-	9	1	(3)	37
Total	3,829	551	-	(201)	(258)	(103)	339	(484)	3,673

Lease – right of use:
Buildings	3,015	405	131	(213)	(128)	-	106	(248)	3,068
Equipment	-	4	(1)	-	(1)	-	(1)	(1)	-
	3,015	409	130	(213)	(129)	-	105	(249)	3,068
Total	6,844	960	130	(414)	(387)	(103)	444	(733)	6,741

(*) Of this amount, the main effects are R$104 transferred to intangibles and R$9 for real estate inventory

(**) See Note nº 1.2

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 06.30.2022

Land	3,125	3	-	-	(5)	(11)	(140)	2,972
Buildings	4,008	20	-	(60)	(12)	(9)	(260)	3,687
Leasehold improvements	1,809	57	-	(101)	(33)	73	(6)	1,799
Machinery and equipment	1,616	91	-	(149)	(15)	44	(56)	1,531
Facilities	197	6	-	(17)	(7)	7	5	191
Furniture and fixtures	614	45	-	(62)	(54)	5	(20)	528
Construction in progress	171	225	-	-	(10)	(237)	1	150
Other	33	5	-	(7)	(4)	2	-	29
Total	11,573	452	-	(396)	(140)	(126)	(476)	10,887

Lease – right of use:
Buildings	4,728	201	432	(376)	(135)	-	(129)	4,721
Equipment	38	2	(1)	(5)	-	-	(4)	30
Land	5	-	-	-	-	-	1	6
	4,771	203	431	(381)	(135)	-	(132)	4,757
Total	16,344	655	431	(777)	(275)	(126)	(608)	15,644

.

(*) Of this amount, the main effects are R$80 transferred to intangibles and R$33 for real estate held for sale - Éxito Group

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 06.30.2023			Balance at 12.31.2022
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	333	-	333	422	-	422
Buildings	754	(350)	404	812	(367)	445
Leasehold improvements	3,073	(1,639)	1,434	3,032	(1,578)	1,454
Machinery and equipment	2,466	(1,533)	933	2,403	(1,498)	905
Facilities	391	(275)	116	382	(265)	117
Furniture and fixtures	926	(593)	333	915	(577)	338
Construction in progress	83	-	83	116	-	116
Other	134	(97)	37	125	(93)	32
	8,160	(4,487)	3,673	8,207	(4,378)	3,829

Lease – right of use:
Buildings	6,045	(2,977)	3,068	5,805	(2,790)	3,015
Equipment	37	(37)	-	37	(37)	-
	6,082	(3,014)	3,068	5,842	(2,827)	3,015
Total	14,242	(7,501)	6,741	14,049	(7,205)	6,844

13.1 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

Additions	768	452	960	655
Lease	(383)	(136)	(409)	(203)
Capitalized borrowing costs	(7)	(13)	(7)	(13)
Property and equipment financing - Additions	(424)	(279)	(645)	(481)
Property and equipment financing – Payments	350	359	662	575
Total	304	383	561	533

13.2 Other information

At June 30, 2023, the Company and its subsidiaries recorded in the cost of sales the amount of R$57 in the parent company (R$43 at June 30, 2022) and R$58 in consolidated (R$43 at June 30, 2022) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

8

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

14.	Intangible assets

Detailed information on intangible assets was presented in the annual financial statements for 2022, in

Note 15.

	Parent Company
	Balance at 12.31.2022	Additions	Amortization	Write-off	Transfers	Balance at 06.30.2023

Goodwill	519	-	-	-	-	519
Tradename	3	-	-	-	-	3
Commercial rights (note 15.2)	47	-	-	-	-	47
Software and implementation	1.033	53	(127)	(3)	104	1,060
	1,602	53	(127)	(3)	104	1,629
Lease-right of use:
Right of use Paes Mendonça	305	-	(16)	-	-	289
Software	14	-	(2)	-	-	12
	319	-	(18)	-	-	301
Total	1,921	53	(145)	(3)	104	1,930

		Parent Company
	Balance at 12.31.2021	Additions	Amortization	Write-off	Transfers (*)	Incorporation	Balance at 06.30.2022

Goodwill	502	-	-	-	-	-	502
Commercial rights (note 15.2)	47	-	(3)	-	3	-	47
Software and implementation	945	73	(100)	(13)	80	2	987
	1,494	73	(103)	(13)	83	2	1,536
Lease-right of use:
Right of use Paes Mendonça	414	-	(24)	-	(3)	-	387
Software	27	-	(2)	(10)	-	-	15
	441	-	(26)	(10)	(3)	-	402
Total	1,935	73	(129)	(23)	80	2	1,938

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

9

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 06.30.2023			Balance at 12.31.2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	519	-	519	519	-	519
Tradename	3	-	3	3	-	3
Commercial rights	47	-	47	47	-	47
Software and implementation	2,207	(1,147)	1,060	2,058	(1,025)	1,033
	2,776	(1,147)	1,629	2,627	(1,025)	1,602
Lease-right of use:
Right of use Paes Mendonça (*)	478	(189)	289	478	(173)	305
Software	120	(108)	12	120	(106)	14
	598	(297)	301	598	(279)	319
Total	3,374	(1,444)	1,930	3,225	(1,304)	1,921

10

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2022	Additions	Amortization	Write-off	Conversion adjustment for presentation currency	Transfers	Asset held for sale(*)	Balance at 06.30.2023

Goodwill	541	-	-	-	11	-	(11)	541
Tradename	5	5	-	-	183	-	(189)	4
Comercial rights	47	-	-	-	-	-		47
Contractual rights	1	-	-	-	-	-		1
Software	1,073	72	(133)	(3)	7	103	(19)	1,100
	1,667	77	(133)	(3)	201	103	(219)	1,693
Lease-right of use:
Right of use Paes Mendonça	305	-	(16)	-	-	-	-	289
Software	14	-	(2)	-	-	-	-	12
	319	-	(18)	-	-	-	-	301
Total	1,986	77	(151)	(3)	201	103	(219)	1,994

(*) See Note 1.2

	Consolidated
	Balance at 12.31.2021	Additions	Amortization	Write-off	Foreign currency translation adjustment	Transfers	Balance at 06.30.2022

Goodwill	729	-	-	-	(15)	-	714
Tradename	-	-	-	-	(262)	-	3,123
Comercial rights	51	-	(3)	-	-	3	51
Contractual rights	3	-	-	-	-	-	3
Software	1,144	96	(127)	(13)	(11)	80	1,169
	5,312	96	(130)	(13)	(288)	83	5,060
Lease-right of use:
Right of use Paes Mendonça	413	-	(24)	-	-	(3)	386
Software	28	-	(2)	(10)	-	-	16
	441	-	(26)	(10)	-	(3)	402
Total	5,753	96	(156)	(23)	(288)	80	5,462

11

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 06.30.2023			Balance at 12.31.2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	541		541	541	-	541
Tradename	4		4	5	-	5
Commercial rights	47		47	47	-	47
Contractual rights	2	(1)	1	2	(1)	1
Software	2.271	(1,171)	1,100	2,116	(1,043)	1,073
	2.865	(1,172)	1,693	2,711	(1,044)	1,667
Lease-right of use:
Right of use Paes Mendonça (*)	478	(189)	289	478	(173)	305
Software	120	(108)	12	120	(106)	14
	598	(297)	301	598	(279)	319
Total intangibles	3,463	(1,469)	1,994	3,309	(1,323)	1,986

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

14.1	Impairment test of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were submitted to impairment tests on December 31, 2022, according to the method described in explanatory note No. 14 Property, plant and equipment to the financial statements of December 31, 2022.

The Company monitored the plan used to assess impairment on December 31, 2022 and there were no significant deviations that could indicate loss or the need for a new assessment on June 30, 2023.

14.2	Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
Additions	53	73	77	96
Total	53	73	77	96

12

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

15.	Borrowings and financing
15.1	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 15.4)	CDI + 1.60% per year	3,279	2,679	3,279	2,679
		3,279	2,679	3,279	2,679

Borrowings and financing
Local currency
Working capital	CDI+1.83% per year	2,419	2,721	2,419	2,721
Working capital	TR + 9,80%	7	9	7	9
Swap contracts (note 15.7)	CDI-0.12% a.a	(1)	-	(1)	-
Unamortized borrowing costs		(5)	(7)	(5)	(7)
		2,420	2,723	2,420	2,723
Foreign currency (note 15.5)
Working capital	USD + 2.12% per year	370	403	370	403
Swap contracts (note 15.7)	CDI + 1.70% per year	89	58	89	58
		459	461	459	461
Total		6,158	5,863	6,158	5,863

Current assets		1	-	1	-
Current liabilities		1,576	1,001	1,576	1,001
Noncurrent liabilities		4,583	4,862	4,583	4,862

13

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

15.2	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2022	5,863	5,863
Additions	484	1,689
Accrued interest	417	535
Accrued swap	61	69
Mark-to-market	(2)	36
Monetary and exchange rate changes	(32)	(34)
Borrowing cost	8	8
Interest paid	(244)	(334)
Principal paid	(368)	(484)
Derivatives paid	(29)	(61)
Adjustment in conversion to presentation currency	-	113
Liabilities held for sale	-	(1,242)
At June 30, 2023	6,158	6,158

	Parent Company	Consolidated
At December 31, 2021	7,805	9,051
Additions	-	618
Accrued interest	398	447
Accrued swap	51	43
Mark-to-market	(1)	-
Monetary and exchange rate changes	(27)	(27)
Borrowing cost	6	6
Interest paid	(282)	(318)
Payments	(1,067)	(1,207)
Swap paid	(20)	(30)
Foreign currency translation adjustment	-	(113)
At June 30, 2022	6,863	8,470

15.3	Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities.
Year	Parent Company	Consolidated

From 1 to 2 years	1,495	1,496
From 2 to 3 years	1,292	1,292
From 3 to 4 years	1,062	1,061
From 4 to 5 years	637	637
After 5 years	129	129
Subtotal	4,615	4,615
Unamortized borrowing costs	(33)	(33)
Total	4,582	4,582

14

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
15.4	Debentures and Promissory Note.
				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	06.30.2023	12.31.2022

18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,021	1,000	1,000
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,021	531	531
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,265,956	633	590
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,268,336	634	591
19th Issue of Promissory Notes – CBD (1nd serie)	No preference	377	376,616	02/24/23	02/11/28	CDI + 1.00% per year	1,048	395	-
19th Issue of Promissory Notes – CBD (2nd serie)	No preference	123	123,384	02/24/23	02/13/30	CDI + 1.20% per year	1,049	129	-
Borrowing cost								(43)	(33)
								3,279	2,679

Current liabilities								37	21
Noncurrent liabilities								3,242	2,658

(*) Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

(**) The 17th issue of debentures was settled in advance on September 16, 2022 with part of the proceeds from the sale of stores (note 1.1), as authorized in the respective indenture.

15

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
15.5	Borrowings in foreign currencies

On June 30, 2023 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments.

15.6	Guarantees

The Company has signed promissory notes for some loan contracts.

15.7	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on June 30, 2023 was 14.70% (8.69% as of June 30, 2022).

15.8	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At June 30, 2023, GPA complied with these ratios.

16

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
16.	Financial instruments

Detailed information on financial instruments was presented in the year financial statements for 2022, in note No. 18.

The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Financial assets:
Amortized cost
Cash and cash equivalents	3,066	3,632	3,217	3,751
Related parties - assets	226	497	46	301
Trade receivables and other receivables	1,554	1,216	1,618	1,314

Fair value through profit or loss
Financial instruments – Fair Value Hedge –	1	-	1	-
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	48	108	48	109

Financial liabilities:
Amortized cost
Related parties - liabilities	(199)	(469)	(87)	(358)
Trade payables	(2,487)	(3,110)	(2,505)	(3,123)
Financing for purchase of assets	(192)	(112)	(192)	(112)
Debentures and promissory notes	(3,279)	(2,679)	(3,279)	(2,679)
Borrowings and financing	(2,414)	(2,714)	(2,414)	(2,714)
Lease	(4,176)	(4,030)	(4,181)	(4,037)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(377)	(412)	(377)	(412)
Financial instruments – Fair Value Hedge – liabilities side	(89)	(58)	(89)	(58)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 16.3.

17

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

16.1	Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i)	Capital management risk

The primary objective of the Company's capital management is to ensure that it maintains a well-established credit rating and capital ratio in order to support the business and maximize shareholder value. The Company manages the capital structure and adjusts it considering changes in economic conditions.

There were no changes to the objectives, policies or processes during the period ended June 30, 2023. The capital structure is as follows.

	Parent company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Cash and cash equivalents	3,066	3,632	3,217	3,751
Trade receivables	255	344	292	417
Financial instruments – Fair value hedge	(88)	(58)	(88)	(58)
Borrowings and financing	(6,070)	(5,805)	(6,070)	(5,805)
Net financial debt (Covenants)	(2,837)	(1,887)	(2,649)	(1,695)
Shareholders’ equity	(11,220)	(11,545)	(13,719)	(13,733)

Net debt to equity ratio	25%	16%	19%	12%

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2023.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,031	5,745	271	8,047
Lease liabilities	958	3,121	3,372	7,451
Trade payables	2,487	-	-	2,487
Total	5,476	8,866	3,643	17,985
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,031	5,745	271	8,047
Lease liabilities	959	3,124	3,374	7,457
Trade payables	2,505	-	-	2,505
Total	5,495	8,869	3,645	18,009

18

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
(iii)	Agreement between suppliers, the Group and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

Management assessed that the economic substance of the transaction is of an operational nature, considering that the anticipation is at the exclusive discretion of the supplier, and for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

These arising liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

These balances are classified as "agreement suppliers" and payments are made to financial institutions under the same conditions as originally agreed with the supplier. As a result, all cash flow from these operations is presented as operational in the cash flow statement. The balance is equivalent to R$217 at June 30, 2023 (R$595 on December 31, 2022).

(iv)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		06.30.2023	12.31.2022	06.30.2023	12.31.2022
Swap with hedge accounting
Hedge object (debt)		469	469	377	412

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	6	9
US$ + fixed	USD + 2.12 % per year	447	447	371	403
		469	469	377	412
Short position (sell)
	CDI + 1.68% per year	(469)	(469)	(466)	(470)

Hedge position – Asset		-	-	1	-
Hedge position - liability		-	-	(89)	(58)
Net hedge position		-	-	(88)	(58)

Gains and losses on these contracts during the period ended June 30, 2023 are recorded as financial expenses, net and the balance payable at fair value is R$89 (R$58 as of December 31, 2022), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

19

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
16.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$4.80 on the due date, and the weighted interest rate weighted was 11.69% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 06.30.2023	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.12% per year	(6)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.70% per year	(460)	(32)	(35)	(30)
Debentures and promissories notes	CDI + 1.60% per year	(3,322)	(433)	(465)	(401)
Bank loans	CDI + 1.83% per year	(2,419)	(278)	(301)	(254)
Total borrowings and financing exposure		(6,207)	(744)	(803)	(686)

Cash and cash equivalents (*)	102.35% of CDI	3,025	362	398	326
Net exposure		(3,182)	(382)	(405)	(360)

(*) Weighted average

16.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value is being disclosed in the interim financial information:

20

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Carrying amount	Fair value
	06.30.2023	06.30.2023	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	48	49	2
Swaps of annual rate between currencies	(89)	(89)	2
Swaps of annual rate	1	1
Borrowings and financing (FVPL)	(377)	(377)	2
Borrowings and financing and debentures (amortized cost)	(5,693)	(5,594)	2
Total	(6,110)	(6,009)

There were no changes between the fair value measurements levels in the period ended June 30, 2023.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

16.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, BBVA and Santander.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	06.30.2023	12.31.2022
Debt
USD - BRL	US$ 50 millions	2023	(54)	(35)
USD - BRL	US$ 30 millions	2024	(35)	(23)
Interest rate - BRL	R$ 21	2026	1	-
Total			(88)	(58)

The hedge effects at fair value for the better result of the period ending on June 30, 2023 will result in a loss of R$59 (loss of R$40 on June 30, 2022).

21

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

17.	Taxes and contributions to be collected and paid in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the year financial statements for 2022, in note nº19.

17.1	Taxes and contributions payable and taxes payable in installments are as follows:
	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Taxes payable in installments - Law 11,941/09	74	109	74	109
Taxes payable in installments – PERT	107	110	107	110
ICMS	142	127	144	130
Provision for income tax and social contribution	-	32	-	51
Others	16	17	16	18
	339	395	341	418

Current	259	340	261	363
Noncurrent	80	55	80	55

17.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:

Consolidated
From 1 to 2 years	44
From 2 to 3 years	36
80

22

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

18.	Income tax and social contribution

Detailed information on income tax and social contribution was presented in the year financial statements for 2022, in note No. 20.

18.1        Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

		Restated		Restated
Loss before income tax and social contribution (continued operations)	(616)	(460)	(826)	(583)
Credit of IR and CSLL	209	115	281	149
Tax penalties	(13)	(8)	(13)	(8)
Share of profit of associates	56	(8)	(22)	(30)
Interest on own capital	-	24	-	24
Tax benefits	-	11	-	11
Investment in subsidiaries	-	89	-	89
Tax credits (*)	49	-	49	-
Including loss carry-forwards not in deferred tax	(126)	-	(128)	-
Other permanent differences	21	(7)	23	(12)
Effective income tax and social contribution expensive	196	216	190	223

Income tax and social contribution expense for the period:
Current	(96)	(208)	(98)	(209)
Deferred	292	424	288	432
Credit income tax and social contribution expense	196	216	190	223
Effective rate	31.82%	46.96%	23%	38.25%

(*) On September 2021, the Federal Supreme Court (STF) decided, with general repercussions, for the unconstitutionality of charging IRPJ and CSLL on amounts related to Selic interest arising from undue debts tax.

23

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

18.2       Breakdown of deferred income tax and social contribution

	Parent Company
	06.30.2023			12.31.2022
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,234	-	1,234	957	-	957
Provision for contingencies	812	-	812	717	-	717
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(17)	(17)	-	(14)	(14)
Fixed, intangible and investment properties	-	(325)	(325)	-	(322)	(322)
Unrealized gains with tax credits	-	(367)	(367)	-	(389)	(389)
Net leasing of the right of use	321	-	321	273	-	273
Other	-	(18)	(18)	49	-	49
Deferred income tax and social contribution assets (liabilities)	2,367	(1,108)	1,259	1,996	(1,106)	890

Compensation	(1,108)	1,108	-	(1,106)	1,106	-
Deferred income tax and social contribution assets (liabilities), net	1,259	-	1,259	890	-	890

	Consolidated
	06.30.2023			12.31.2022
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,263	-	1,263	987	-	987
Provision for contingencies	813	-	813	723	-	723
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(17)	(17)	-	(14)	(14)
Fixed intangible and investment properties	-	(325)	(325)	-	(322)	(322)
Unrealized gains with tax credits	-	(372)	(372)	-	(393)	(393)
Net leasing of the right of use	321	-	321	273	-	273
Other	-	(17)	(17)	49	-	49
Deferred income tax and social contribution assets (liabilities)	2,397	(1,112)	1,285	2,032	(1,110)	922

Compensation	(1,108)	1,108	-	(1,110)	1,110	-
Deferred income tax and social contribution assets (liabilities), net	1,289	(4)	1,285	922	-	922

24

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Up to one year	457	463
From 1 to 2 years	161	165
From 2 to 3 years	148	149
From 3 to 4 years	197	199
From 4 to 5 years	190	192
Above 5 years	1,214	1,229
	2,367	2,397

18.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
Opening balance	890	550	922	(354)
Credit (expense) for the period - Continued operations	292	424	288	432
Credit (expense) for the period - Discontinued operations	76	(452)	(8)	(484)
Foreigh currency translation adjustment	-	-	-	91
Assets held for sale or distribution	-	-	85	-
Others	1	3	(2)	(1)
At the end of the period	1,259	525	1,285	(316)

25

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.	Provision for contingencies

Detailed information on the provision for lawsuits was presented in the year financial statements for 2022, in note No. 21.

The provision for risks is estimated by the Company’s management, supported by its legal counsel and was recognized in an amount considered sufficient to cover probable losses.

19.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	658	194	2,613

Additions	80	270	45	395
Payments	(3)	(34)	(36)	(73)
Reversals	(12)	(195)	(7)	(214)
Monetary adjustment	58	41	18	117
Balance at June 30, 2023	1,884	740	214	2,838

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315

Additions	119	167	35	321
Payments	(3)	(55)	(41)	(99)
Reversals	(13)	(44)	(8)	(65)
Monetary adjustment	26	22	24	72
Incorporation	-	4	1	5
Balance at June 30, 2022	908	430	211	1,549

26

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.2	Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	668	200	2,629

Additions	84	273	46	403
Payments	(4)	(35)	(41)	(80)
Reversals	(16)	(205)	(12)	(233)
Monetary adjustment	58	41	19	118
Foreign currency translation adjustment	5	-	1	6
Liabilities held for sale	(4)	(1)	3	(2)
Balance at June 30, 2023	1,884	741	216	2,841

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	845	361	236	1,442

Additions	121	173	44	338
Payments	(3)	(56)	(50)	(109)
Reversals	(13)	(46)	(10)	(69)
Monetary adjustment	26	22	23	71
Foreign currency translation adjustment	(5)	(1)	(2)	(8)
Balance at June 30, 2022	971	453	241	1,665

19.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

Social Contribution on Net Income

Since 1992 the Company had a res judicata decision regarding the non-payment of Social Contribution on Profits. Since then, the Company treated the assessments related to this issue as remote risk, based on the assessment of its legal advisors.

The Federal Supreme Court decided for the limitation of the res judicata and modulated its effects to reach taxable events as from September 2007 and the assessments after this period were reassessed by the Company, leading to the recognition of a provision for contingencies in the amount of R$627 (R$600 at December 2022).

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2023, the Company maintains a provision of R$342 (R$329 as of December 31, 2022), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and concluded for a provision of R$291 (R$285 as of December 31, 2022) of the lawsuits because it understands that the chances were reduced.

27

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Other tax matters

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of June 30, 2023 is R$35 (R$51 in December 31, 2022).Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) other minor issues. The amount accrued for these matters as of June 30, 2023 is R$589 (R$380 as of December 31, 2022).

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of June 30, 2023 in the total amount of R$31, with tax proceedings being R$3, labor R$19 and civil R$9 (R$24, being R$3 for tax proceedings, R$12 for labor and R$9 for civil proceedings on December 31, 2022).

19.4	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2023, the Company recorded a provision of R$741 (R$668 as of December 31, 2022). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

19.5	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of June 30, 2023, the amount accrued for these lawsuits is R$36 (R$46 as of December 31, 2022), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Public Ministry, National Health Surveillance Agency (Anvisa), Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO), Municipalities and others and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On June 30, 2023 the amount of this provision is R$98 (R$83 on December 31, 2022).

28

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on June 30, 2023, it is R$83 (R$71 on December 31, 2022).

Total civil lawsuits and others as of June 30, 2023 amount to R$216 (R$200 as of December 31, 2022).

19.6	Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$14,207 as June 30, 2023 (R$12,459 in December 31, 2022), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$ 674, as June 30, 2023 (R$616 as of December 31, 2022). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$865 as of June 30, 2023 (R$830 as of December 31, 2022).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$5,968 as of June 30, 2023 (R$4,625 as of December 31, 2021).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$6,170 as of June 30, 2023 (R$5,901 as of December 31, 2022), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – These refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$140 as June 30, 2023 (R$131 as of December 31, 2022), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$390 as June 30, 2023 (R$356 as of December 31, 2022).

29

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company has litigations related to challenges by tax authorities on the income tax and social contribution payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$2,102 in June 30, 2023 (R$1,922 in December 31, 2022).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia. As of June 30,, 2023, the amount involved in tax proceedings is R$370 (R$419 as of December 31, 2022).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of June 30, 2023, the amount involved was R$1,403, of which R$1,356 are tax and civil and others R$47 (R$1,352, being tax R$ 1,309, civil and others R$43 as of December 31, 2022).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of June 30, 2023 the estimated amount, in case of success in all lawsuits, is approximately R$154 (R$142 as of December 31, 2022).

19.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Tax	210	209	210	210
Labor	405	478	408	483
Civil and other	68	59	68	66
Total	683	746	686	759

30

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.8	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Tax	509	572	10,552	9,685	11,061	10,257
Labor	-	-	1,100	1,000	1,100	1,000
Civil and other	9	9	469	414	478	423
Total	518	581	12,121	11,099	12,639	11,680

The cost of letter of guarantees is approximately 0.42 % per year of the amount of the lawsuits and is recorded as expense.

19.9	Via

The Company ceased to exercise corporate control over Via in June 2019. In the 2nd quarter of 2021, Via took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”).

CBD is the holder of a claim against Via arising from a final and unappealable tax action, the amounts of which were calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date. if final and unappealable, on behalf of the former Globex. The Company recorded these excessive liabilities to the extent that management considered them to be probable losses due to the progress of the lawsuit and/or gathered documentation to support such a loss.

31

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

20.	Leases
20.1	Lease obligations

Detailed information on leasing obligations was presented in the year financial statements for 2022, in note No. 22.1.

Lease agreements totaled R$4,181 on June 30, 2023 (R$4,037 on December 31, 2022), as shown in the table below:

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Financial lease liability – minimum lease payments:
Up to 1 year	515	488	516	490
1 - 5 years	1,778	1,763	1,781	1,766
Over 5 years	1,883	1,779	1,884	1,781
Present value of finance lease agreements	4,176	4,030	4,181	4,037

Future financing charges	3,275	3,036	3,276	3,038
Gross amount of finance lease agreements	7,451	7,066	7,457	7,075

PIS and COFINS embedded in the present value of the lease agreements	254	245	254	245

PIS and COFINS embedded in the gross amount of the lease agreements	453	430	453	430

The interest expense on lease liability is presented in note 26. The incremental interest rate of the Company and its subsidiaries was 12.35%in the period ended June 30, 2023 (8.81% as of June 30, 2022).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.54% (6.52% on December 31, 2022). The average term of the contracts considered is 9.6 years (9.78 years on December 31, 2022).

32

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

20.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	383	409
Remeasurement	10	130
Accrued interest	232	329
Payments	(452)	(675)
Anticipated lease contract termination	(27)	(35)
Foreing currency translation adjustment	-	111
Liabilities held for Sale	-	(125)
At June 30, 2023	4,176	4,181

Current	515	516
Noncurrent	3,661	3,665

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	136	203
Remeasurement	264	430
Accrued interest	204	264
Payments	(534)	(763)
Anticipated lease contract termination	(88)	(148)
Foreign currency translation adjustment	-	(136)
Liabilities held for Sale	62	56
At June 30, 2022	3,925	6,024

Current	501	841
Noncurrent	3,424	5,183

20.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
Expenses (income) for the period:
Variable (0.1% to 4.5% of sales)	16	21	17	29
Sublease rentals (*)	(37)	(71)	(37)	(71)

(*) Refers to lease agreements receivable from commercial shopping malls.

33

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
21.	Deferred revenue

Detailed information on unearned revenues was presented in the year financial statements for 2022, in note No. 23.

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Commitment to future sale of real estate	38	25	38	25
Services rendering agreement - Partnerships	41	50	41	50
Revenue from credit card operators and banks	-	-	128	129
Gift Card	43	47	43	47
Others	2	2	2	2
	124	124	252	253

Current	39	27	167	156
Noncurrent	85	97	85	97

22.	Shareholders’ equity
a.	Capital stock

The subscribed and paid-in share capital, as of June 30, 2023, is represented by 270,139 (270,139 as of December 31, 2022) thousands of registered shares with no par value. As of June 30, 2023, the capital stock is R$8,466 (R$5,861 as of December 31, 2022).

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meeting of the Board of Directors held on February 14, 2023, capital increases in the amount of R$2,605 (R$2 on December 31, 2022) were approved through without issuing new shares (763 thousand shares on December 31, 2022).

b.	Stock Option plan

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

34

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

				06.30.2023
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding

Series B7	01/31/2021	05/31/2023	0.01	673	(345)	(105)	-	223
Series C7	01/31/2021	05/31/2023	12.60	497	(161)	(119)	-	217
Series B8	05/31/2022	05/31/2025	0.01	1,617	(347)	-	-	1,270
Series C8	05/31/2022	05/31/2025	17.28	1,328	-	-	-	1,328
				4,115	(853)	(224)	-	3,038

Changes in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are shown in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2022	3,038	8.46	2.13
Outstanding at the end of the period	3,038	8.46	1.64
Total to be exercised at June 30, 2023	3,038	8.46	1.64

The amounts recorded in the Parent Company and Consolidated statement of operations, for the period ended in June 30, 2023 were R$9 (R$9 as of June 30, 2022).

c.	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a gain of R$58 and (ii) Colombian pesos to Reais, corresponding to an investment in the Éxito subsidiary generating a gain of R$9. The effect in the parent company was R$67, being recorded a gain of R$58 in the continued operation and a gain of R$9 in the discontinued operation (R$2,334 at December 31, 2022, being recorded a gain of R$65 in the continued operation and a loss of R$2,399 in the discontinued operation).

35

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

23.	Revenue from the sale of goods and / or services

Detailed information on revenue from the sale of goods and/or services was presented in the year financial statements for 2022, in note No. 25.

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
				Restated
Gross sales:
Goods	9,798	8,025	9,849	8,536
Services rendered	75	77	120	132
Sales returns and cancellations	(71)	(63)	(71)	(64)
	9,802	8,039	9,898	8,604

Taxes on sales	(644)	(475)	(647)	(506)

Net operating revenues	9,158	7,564	9,251	8,098

24.	Expenses by nature

Detailed information on expenses by nature was presented in the year financial statements for 2022, in note No. 26

Parent Company			Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
				Restated
Cost of inventories	(6,388)	(5,077)	(6,440)	(5,466)
Personnel expenses	(1,206)	(1,025)	(1,212)	(1,095)
Outsourced services	(147)	(161)	(151)	(169)
Overhead expenses	(398)	(365)	(401)	(393)
Commercial expenses	(316)	(244)	(317)	(260)
Other expenses	(238)	(153)	(242)	(173)
	(8,693)	(7,025)	(8,763)	7,556

Cost of sales	(6,921)	(5,527)	(6,973)	(5,931)
Selling expenses	(1,532)	(1,237)	(1,526)	(1,328)
General and administrative expenses	(240)	(261)	(264)	(297)
	(8,693)	(7,025)	(8,763)	(7,556)

36

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

25.	Other operating expenses, net

Detailed information on other operating expenses, net, was presented in the year financial statements for 2022, in note No. 27.

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
				Restated
Tax installments and other tax risks	(49)	(32)	(49)	(33)
Restructuring expenses	(93)	(63)	(92)	(67)
Result with fixed assets	65	30	65	30
Others	-	(1)	-	(1)
Total	(77)	(66)	(76)	(71)

26.	Financial income (expenses), net

Detailed information on the net financial result was presented in the year financial statements for 2022, in note No. 28.

	Parent Company		Consolidated
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
				Restated
Finance expenses:
Cost of debt	(440)	(406)	(447)	(414)
Cost of the discounting of receivables	(39)	(21)	(39)	(23)
Monetary restatement loss	(93)	(84)	(94)	(84)
Interest on lease liabilities	(223)	(182)	(223)	(182)
Other finance expenses	(39)	(34)	(39)	(39)
Total financial expenses	(834)	(727)	(842)	(742)

Financial income:
Income from short term instruments	123	44	131	49
Monetary restatement gain	39	201	40	202
Other financial income	1	-	1	-
Total financial income	163	245	172	251

Total	(671)	(482)	(670)	(491)

The hedge effects are recorded as cost of debt and disclosed in Note 20.

37

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

27.	Earnings (loss) per share

Earnings per share information was presented in the annual financial statements for 2022, in note No. 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	06.30.2023	06.30.2022
		Restated

Basic numerator
Net loss allocated to common shareholders – continued operations	(636)	(361)
Net income (loss) allocated to common shareholders - discontinued operations	(37)	1,587
Net income (loss) allocated to common shareholders	(673)	1,226

Basic denominator (millions of shares)
Weighted average of shares	270	269

Basic loss per shares (R$) – continued operations	(2.35574)	(1.34091)
Basic earnings per shares (R$) - discontinued operations	(0.13705)	5.89481
Basic loss per shares (R$) - total	(2.49279)	4.55390

Diluted numerator
Net loss allocated to common shareholders – continued operations	(636)	(361)
Net income (loss) allocated to common shareholders - discontinued operations	(37)	1,587
Net income (loss) allocated to common shareholders	(673)	1,226

Diluted denominator
Weighted average of shares (in millions)	270	269
Stock option		-
Diluted weighted average of shares (millions)	270	269

Diluted loss per millions of shares (R$) – continued operations	(2.35574)	(1.34091)
Diluted earnings (loss) per shares (R$) – discontinued operations	(0.13705)	5.89017
Diluted earnings (loss) per shares (R$) – total	(2.49279)	4.54926

38

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
28.	Segment information

Management considers that it has just one segment denominated Food retail – includes the banners “Pão de Açúcar”, “Extra Supermercado”, “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Compre Bem”, “Posto Extra and “GPA Malls”.

As described in note 1.2, the Éxito Group, previously presented as a separate segment, is being presented as a discontinued operation and is considered a segment until completion of the distribution of the shares held by the Company to its direct shareholders.

The “Other Businesses” also comprise the operations of James (incorporated into the parent company in December, 2022), Stix and the Cdiscount equity.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the discontinuity of Grupo Éxito's operations and the tax on income earned abroad paid in Brazil are considered in the Grupo Éxito segment.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 14 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company’s segments as of June 30, 2023 is included in the table below:

39

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Discontinued Operations Éxito		Others businesses		Total
	06.30.2023	06.30.2022	06.30.2023	06.30.2022	06.30.2023	06.30.2022	06.30.2023	06.30.2022
				Restated				Restated

Net operating revenue	9,222	8,061	-	-	29	37	9,251	8,098
Gross profit	2,248	2,129	-	-	30	38	2,278	2,167
Depreciation and amortization	(499)	(432)	-	-	(5)	(10)	(504)	(442)
Share of profit of subsidiaries and associates	24	18	-	-	(88)	(139)	(64)	(121)
Operating income	(66)	64	-	-	(90)	(156)	(156)	(92)
Net financial expenses	(674)	(489)	-	-	4	(2)	(670)	(491)
Profit(loss) before income tax and social contribution	(740)	(425)	-	-	(86)	(158)	(826)	(583)
Income tax and social contribution	190	224	-	-	-	(1)	190	223
Net income (loss) for continued operations	(550)	(201)	-	-	(86)	(159)	(636)	(360)
Net income (loss) for discontinued operations	(384)	1,479	473	182	-	-	89	1,661
Net income (loss) of period end	(934)	1,278	473	182	(86)	(159)	(547)	1,301
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Current assets	6,969	7,632	21,870	20,809	112	118	28,951	28,559
Noncurrent assets	15,370	15,203	-	-	77	77	15,447	15,280
Current liabilities	6,226	6,314	11,753	11,260	161	173	18,140	17,747
Noncurrent liabilities	12,537	12,358	-	-	2	1	12,539	12,359
Shareholders' equity	3,576	4,163	10,117	9,549	26	21	13,719	13,733

40

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food and other products. Total revenues are composed of the following brands:

	06.30.2023	06.30.2022

Pão de Açúcar	4,155	3,511
Extra / Compre Bem	2,860	2,394
Proximity	1,352	1,137
Gas stations/ Drugstores/ Delivery	855	1,019
Others businesses	29	37
Total net operating revenue	9,251	8,098

29.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•	Purchase of fixed assets not paid yet as note 13.1;
•	Purchase of intangible assets not paid yet as per note 14.2;
•	New leasing contracts as note 20.2.

30.	Assets held for sale or distribution

Information on and discontinued operations was presented in the year financial statements for 2022, in note No. 32.

	Parent Company		Consolidated
	06.30.2023	12.31.2022	06.30.2023	12.31.2022

Real state/land - Parent company	-	34	-	34
Éxito Group (Note 1.2)	7,620	7,363	21,870	20,809
Assets held for sale or distribution(*)	7,620	7,397	21,870	20,843

Éxito Group (Note 1.2)	-	-	11,754	11,260
Others	227	227	227	227
Liabilities held for sale or distribution	227	227	11,981	11,487

41

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

31.	Discontinued operations
(a)	Descontinued operation Éxito Group:

On December 31, 2022, the Company presents Éxito Group as a discontinued operation. See note 1.2. Below is the balance sheet and summarized cash flow of Éxito Group, Éxito Group income statement before eliminations:

Balance Sheets

	06.30.2023	12.31.2022
Current assets
Cash and cash equivalentes	1,614	1,869
Inventories	3,207	3,016
Recoverable taxes	828	664
Other current assets	677	806
Total current assets	6,326	6,355
Noncurrent assets
Investments in associates	386	374
Investment properties	2,818	2,663
Property and equipment	9,011	8,277
Intangible assets	3,175	2,957
Other noncurrent assets	154	183
Total noncurrent assets	15,544	14,454
Total assets	21,870	20,809

Current liabilities
Trade payable, net	4,382	5,360
Payroll and related taxes	357	382
Taxes, installment and contributions payable	410	278
Borrowings and financing	1,696	284
Lease liabilities	366	302
Other current liabilities	1,250	1,349
Total current liabilities	8,461	7,955

Noncurrent liabilities
Borrowings and financing	405	582
Lease liabilities	1,563	1,504
Deferred income tax and social contribution	1,141	1,016
Other noncurrent liabilities	183	204
Total noncurrent liabilities	3,292	3,306
Shareholders’ equity	10,117	9,548
Total liabilities and shareholders’ equity	21,870	20,809

42

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Cash Flows:	06.30.2023	06.30.2022

Cash flow provided by operating activities	(473)	(998)
Cash flow from investing activities	(298)	(174)
Cash flow from financing activities	454	(553)
Cash change in the period	(317)	(1,725)

Statements of Operations – Éxito Group
	06.30.2023	06.30.2022
Net operating revenue	11,721	12,086
Gross profit	3,104	3,049
Income before income tax and social contribution	482	306
Income tax and social contribution	(9)	(124)
Net income for the year	473	182

(b)	Descontinued operation Extra Hiper and ex-subsidiaries

On December 31, 2021, the Company started the process of demobilizing and discontinued operations of Extra Hiper (See note nº 1.1), and the net result is presented as discontinued operation. GPA is also responsible for tax and labor contingencies of its former subsidiary Globex. The net tax effects of these discontinued operations amounted to an expense of R$384 on June 30, 2023, mainly related to tax contingencies and labor indemnities (gain of R$1,479 as of June 30, 2022 is mainly related to the net gain of R$1,411 on the sale of Extra Hiper stores).

(c)	Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	06.30.2023	06.30.2022

Éxito Group	473	182
Extra Hiper and ex-subsidiaries	(384)	1,479

Net income from discontinued operations	89	1,661

43

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2023, which comprises the balance sheet as at June 30, 2023 and the related statements of profit and loss and of comprehensive income for the three- and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

44

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2023, prepared under the responsibility of the Company’s Management and disclosed as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 26, 2023

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

45

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 26, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.